adidas

GROUP

RECEIVED

2006 NOV 14 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

06018420

SUPPL

09.11.2006

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

PROCESSED

NOV 16 2006

THOMSON FINANCIAL

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Nine Months Report 2006 (Attachment No. 1)
- the adhoc release dated November 9, 2006 regarding the adjustment of net income guidance for 2007 (Attachment No. 2)
- the Press Release dated November 9, 2006 regarding the Nine Months 2006 Results (Attachment No. 3)
- the Press Release dated October 25, 2006 (Attachment No. 4)
- the Press Release dated October 24, 2006 (Attachment No. 5)
- the Press Release dated October 5, 2006 (Attachment No. 6)
- the Press Release dated September 19, 2006 (Attachment No. 7)
- the Press Release dated September 6, 2006 (Attachment No. 8)
- the Press Release dated September 1, 2006 (Attachment No. 9)

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

pp. A. Smith

Gabriele Dirian

11/14

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas.de

adidas

GROUP

 Rule 12g3-2(b) File No. 082-04278

For immediate release **November 9, 2006**

adidas Group adjusts net income guidance for 2007

The Executive Board of adidas AG has decided to increase investment in the Reebok segment in 2007. This includes investments in advertising, new media, point-of-sale communication, product development and initiatives to grow the brand in emerging markets. Management believes this strategy will significantly strengthen Reebok's medium- and long-term position in the marketplace. As a result, Reebok's profit growth in 2007 will be lower than originally expected. Therefore, 2007 net income growth for the Group is now projected to approach 15% against the 2006 level. Originally, the Group had expected to grow net income by 20%.

The Group's medium-term guidance remains unchanged. Detailed guidance for 2007 will be provided with the announcement of the Group's 2006 Full Year Results on March 7, 2007.

GROUP

For immediate release Herzogenaurach, November 9, 2006

Nine Months 2006 Results:

Net income attributable to shareholders increases 22%
Currency-neutral sales up 52%

- **Currency-neutral sales for the adidas Group excluding Reebok grow 16%**
- **Group operating profit increases 23%**
- **Currency-neutral adidas backlogs up 3%**
- **Reebok backlogs decrease 14% on a currency-neutral basis**
- **2006 net income to approach € 500 million**
- **2007 net income growth to approach 15%**

Third quarter adidas Group currency-neutral sales grow 56%
In the third quarter of 2006, Group sales increased 56% on a currency-neutral basis, driven by the consolidation of the Reebok business segment as well as the higher than expected growth at brand adidas. Sales for the Group excluding Reebok increased 14% on a currency-neutral basis, with double-digit sales increases coming from all regions except North America, where sales increased by single-digit rates. In euro terms, Group revenues grew 53% to € 2.949 billion in the third quarter of 2006 from € 1.924 billion in 2005. Sales for the adidas Group excluding Reebok grew 12% in euro terms to € 2.154 billion from € 1.924 billion in the prior year.

Currency-neutral sales grow 52% in the first nine months of 2006
In the first nine months of 2006, Group sales increased 52% on a currency-neutral basis, strongly supported by the first-time consolidation of the Reebok business segment. Sales for the adidas Group excluding Reebok increased 16% on a currency-neutral basis driven by double-digit growth in all regions. In euro terms, Group revenues grew 53% to € 7.836 billion in the first nine months of 2006 from € 5.115 billion in 2005. Sales for the adidas Group excluding Reebok grew 16% in euro terms to € 5.954 billion in 2006 from € 5.115 billion in the prior year.

"After an outstanding first half of 2006, the adidas Group again delivered strong performance in the third quarter," commented adidas AG Chairman and CEO Herbert Hainer. "Sales growth accelerated and was broader-based than at any other time of the year and we have continued to make important progress with the Reebok integration."

Brand adidas and TaylorMade-adidas Golf grow strongly in the first nine months of 2006

The **adidas** segment was the main driver for the Group's organic sales growth in the first nine months of 2006. Currency-neutral adidas revenues increased 15% during the first nine months of 2006, positively impacted by the 2006 FIFA World Cup™. Increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions also contributed to this improvement. The **Reebok** segment added € 1.828 billion to adidas Group sales. At **TaylorMade-adidas Golf**, currency-neutral revenues increased 23%. Excluding sales of the Greg Norman Collection, which is expected to be divested to MacGregor Golf Company by the end of this year, segment sales grew 14%, driven by growth in nearly all major categories. Currency translation effects only had a minor impact on sales in euro terms. **adidas** sales in euro terms increased 15% to € 5.248 billion in the first nine months of 2006 from € 4.545 billion in 2005. **TaylorMade-adidas Golf** sales in euro terms grew 25% to € 658 million in 2006 from € 528 million in 2005.

	Nine Months 2006[1]	Nine Months 2005[2]	Change y-o-y in euro terms	Change y-o-y currency-neutral
	€ in millions	*€ in millions*	*in %*	*in %*
adidas	5,248	4,545	15	15
Reebok[3]	1,828	1,970	(7)	(9)
TaylorMade-adidas Golf	658	528	25	23
Total	**7,836**	**5,115**	**53**	**52**

Group sales by brand in 2006, "Total" includes HQ/Consolidation

Strong double-digit sales increases in all regions

Sales in **Europe** for the adidas Group in the first nine months grew 32% on a currency-neutral basis, reflecting the first-time consolidation of the Reebok segment as well as increases at brand adidas. This also represents an improvement of 32% in euro terms to € 3.339 billion in 2006 from € 2.537 billion in 2005. In **North America**, Group sales during the first nine months increased 102% on a currency-neutral basis, reflecting the first-time consolidation of the Reebok segment as well as double-digit increases at both adidas and TaylorMade-adidas Golf. In euro terms, sales increased 107% to € 2.492 billion in 2006 from € 1.203 billion in 2005. Sales for the adidas Group in **Asia** increased 35% on a currency-neutral basis in the first nine months of 2006, driven by strong double-digit increases at adidas and TaylorMade-adidas Golf as well as the first-time consolidation of the Reebok segment. In euro terms, revenues in Asia also grew 35% to € 1.494 billion in 2006 from € 1.111 billion

[1] *Including Reebok business segment from February 1, 2006 onwards.*

[2] *Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.*

[3] *Only includes eight months of the nine-month period in 2006. The relevant figures for the eight-month period of 2005 were not consolidated within the adidas Group in 2005 and are therefore not included in the total. Reebok prior year results are based on US-GAAP figures and not IFRS.*

in 2005. In **Latin America**, currency-neutral sales increased 54% in the first nine months of 2006. This development mainly reflects strong increases at brand adidas as well as the first-time consolidation of the Reebok segment. In euro terms, sales grew 62% to € 375 million in 2006 from € 231 million in 2005. For the adidas Group excluding Reebok, first nine months currency-neutral sales grew 10% in Europe, 12% in North America, 21% in Asia and 32% in Latin America.

	Nine Months 2006[4]	Nine Months 2005[5]	Change y-o-y in euro terms	Change y-o-y currency-neutral
	€ in millions	*€ in millions*	*in %*	*in %*
Europe	3,339	2,537	32	32
North America	2,492	1,203	107	102
Asia	1,494	1,111	35	35
Latin America	375	231	62	54
Total	**7,836**	**5,115**	**53**	**52**

Group sales by region in 2006, "Total" includes HQ/Consolidation

Group gross profit increases 42%

The gross margin of the adidas Group declined 3.6 percentage points to 44.9% of sales in the first nine months of 2006 (2005: 48.5%), mainly reflecting the first-time consolidation of Reebok. Reebok carries a significantly lower gross margin than the Group average due to its strong presence in North America where average gross margins are lower than in other regions. In addition, Reebok's gross profit in the first nine months includes negative impacts from purchase price allocation in an amount of € 64 million. For the adidas Group excluding Reebok, gross margin decreased 0.5 percentage points to 48.0% in the first nine months of 2006, mainly as a result of lower margins arising from the cooperation agreement with Amer Sports Corporation. Under this agreement, the adidas Group sources softgoods for Salomon at a fixed buying commission. As a result of the Group's strong top-line growth, gross profit for the adidas Group rose strongly by 42% in the first nine months of 2006 to reach € 3.518 billion versus € 2.481 billion in the prior year. Excluding Reebok, gross profit grew by 15% to € 2.860 billion in the first nine months of 2006.

Operating profit improves 23%

The operating margin of the adidas Group declined 2.6 percentage points to 10.6% of sales in the first nine months of 2006 (2005: 13.1%). This mainly reflects the first-time consolidation of Reebok, which carries a significantly lower operating margin than the Group average, and includes negative impacts from purchase price allocation on cost of sales and operating expenses in a total amount of € 71 million. For the adidas Group excluding Reebok, the operating margin decreased 0.5 percentage points to 12.6% in the first nine months of 2006 from 13.1% in the

[4] *Including Reebok business segment from February 1, 2006 onwards.*

[5] *Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.*

prior year, reflecting the Group's lower gross margin and higher marketing expenditures related to the 2006 FIFA World Cup™. As a result of strong sales growth, however, operating profit for the adidas Group rose 23% in the first nine months of 2006 to reach € 829 million versus € 672 million in 2005. Excluding Reebok, operating profit for the adidas Group grew by 12% to € 752 million in the first nine months of 2006 from € 672 million in the prior year.

Income before taxes up 10%
Income before taxes for the adidas Group increased 10% to € 709 million in the first nine months of 2006 from € 645 million in 2005 as a result of the operating improvements in the adidas and TaylorMade-adidas Golf segments which more than offset the significant increase in net financial expenses. Net financial expenses increased 335% to € 121 million in the first nine months of 2006 from € 28 million in the prior year. This mainly reflects the financing of the Reebok acquisition.

Net income from continuing operations grows 12%
The Group's net income from continuing operations increased 12% to € 483 million in the first nine months of 2006 from € 431 million in 2005. The Group's strong sales increase was the main driver of this improvement. In addition, net income was also positively impacted by a lower tax rate, which declined 1.3 percentage points to 31.9% in 2006 (2005: 33.2%) mainly due to a more favorable earnings mix throughout the Group.

Net income attributable to shareholders up 22%
The Group's net income attributable to shareholders increased 22% to € 469 million in 2006 from € 386 million in 2005. This improvement reflects the outstanding performance of the adidas and TaylorMade-adidas Golf segments. The non-recurrence of losses from discontinued operations related to the Salomon business in 2005 also had a positive impact on this strong development.

Basic earnings per share increase 10%
On June 6, 2006, adidas AG conducted a share split with each existing adidas AG share being divided into four shares. 2005 earnings per share figures have been restated accordingly. The Group's basic earnings per share from continuing and discontinued operations increased 10% to € 2.31 in the first nine months of 2006 versus € 2.10 in 2005 despite the capital increase conducted on November 3, 2005. Diluted earnings per share from continuing and discontinued operations in the first nine months of 2006 increased 11% to € 2.18 from € 1.97 in the prior year. The dilutive effect mainly results from approximately 16 million additional potential shares that could be created in relation to the outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Inventories and receivables increase due to Reebok consolidation
Group inventories increased 42% to € 1.498 billion in 2006 versus € 1.053 billion in 2005, largely as a result of the first-time inclusion of € 395 million in inventories related to the Reebok business. On a currency-neutral basis, this increase was 48%. Inventories for the adidas Group excluding Reebok grew 5% (+9% currency-neutral), reflecting progress made to reduce retail inventories in the emerging markets. Group receivables grew 57% (+62% currency-neutral) to € 1.914 billion at the end of the first nine months of 2006 versus € 1.220 billion in the prior year, primarily due to the first-time inclusion of receivables totaling € 612 million related to the Reebok business. Receivables for the adidas Group excluding Reebok increased 7% (+10% currency-neutral), which is lower than the strong sales growth during the third quarter of 2006.

Net borrowings at € 2.728 billion
Net borrowings at September 30, 2006 were € 2.728 billion, up 315% or € 2.070 billion versus € 657 million in the prior year reflecting a financial leverage of 94.6% versus 32.6% in 2005. This increase was driven by the payment of around € 3.2 billion for the acquisition of Reebok International Ltd. (USA), paid on January 31, 2006. In addition, expenses of around € 170 million for the buyback of Reebok's major properties in the USA and in Europe influenced this development.

Low double-digit sales growth expected for adidas segment
Backlogs for the adidas brand at the end of the third quarter of 2006 increased 3% versus the prior year on a currency-neutral basis. In euro terms, this represents a stable development. Footwear backlogs grew 2% in currency-neutral terms (-2% in euros), led by improvements in the Sport Performance tennis and training categories as well as in Sport Heritage. Apparel backlogs grew 5% on a currency-neutral basis (+2% in euros), driven by improvements in the Sport Performance categories training and tennis. The transfer of the NBA and Liverpool licensed business from Reebok to adidas had a positive impact of approximately 1 percentage point on the development of brand adidas backlogs. As a result of the strong first nine months performance, the positive order book and strong growth expectations for at-once and own-retail activities, the Group continues to expect low double-digit currency-neutral sales growth for brand adidas in 2006.

	Footwear		Apparel		Total[6]	
Change y-o-y in %	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	(7)	(5)	(7)	(5)	(8)	**(6)**
North America	(1)	4	4	9	2	**6**
Asia	10	16	14	20	12	**18**
Total	**(2)**	**2**	**2**	**5**	**0**	**3**

adidas order backlogs by product category and region as at September 30, 2006

[6] *Including hardware backlogs.*

Mid-single-digit sales decline of Reebok business anticipated for 2006
Backlogs for the Reebok brand at the end of the third quarter of 2006 decreased 14% versus the prior year on a currency-neutral basis. In euro terms, this represents a decrease of 16%. Footwear backlogs declined 11% in currency-neutral terms (–14% in euros), mainly due to decreases in Reebok's lifestyle product offering. Apparel backlogs were down 19% on a currency-neutral basis (–21% in euros), primarily as a result of declines in Reebok's licensed and branded apparel business as well as the transfer of the NBA and Liverpool business from Reebok to adidas. This transfer had a negative impact of approximately 3 percentage points on Reebok's order backlog development. Consequently, Reebok sales for eleven months of 2006, with consolidation starting on February 1, 2006, are expected to decline at mid-single-digit rates versus the prior year on a like-for-like basis.

	Footwear		Apparel		Total[7]	
Change y-o-y in %	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	3	4	(19)	(18)	(6)	**(5)**
North America	(30)	(27)	(25)	(22)	(29)	**(25)**
Total	**(14)**	**(11)**	**(21)**	**(19)**	**(16)**	**(14)**

Reebok order backlogs by product category and region as at September 30, 2006

TaylorMade-adidas Golf to grow at double-digit rates
For TaylorMade-adidas Golf excluding the Greg Norman Collection, the Group expects double-digit sales growth on a currency-neutral basis in 2006. Although backlog information is not meaningful for this segment, growth expectations are supported by trade show performance and ongoing dialog with customers.

Double-digit sales and earnings growth expected in 2006
The adidas Group expects strong top- and bottom-line performance in 2006. Sales will reach € 10 billion for the first time in the Group's history, supported by the first-time inclusion of Reebok and currency-neutral sales growth for the adidas Group excluding Reebok of around 12%. The gross margin for the Group is expected to be in a range of between 44 and 46% in 2006 (between 47 and 48% excluding Reebok). The Group's operating margin is forecasted to be around 9% (between 10 and 10.5% excluding Reebok). Net income attributable to shareholders for the adidas Group is expected to approach € 500 million (in a range between € 480 and € 490 million), including accretion from the Reebok acquisition.

[7] *Including hardware backlogs.*

Net income growth to approach 15% in 2007

The Executive Board of adidas AG has decided to increase investment in the Reebok segment in 2007. This includes investments in advertising, new media, point-of-sale communication, product development and initiatives to grow the brand in emerging markets. Management believes this strategy will significantly strengthen Reebok's medium- and long-term position in the marketplace. As a result, Reebok's profit growth in 2007 will be lower than originally expected. Therefore, 2007 net income growth for the Group is now projected to approach 15% against the 2006 level. Originally, the Group had expected to grow net income by 20%. Detailed guidance for 2007 will be provided with the announcement of the Group's 2006 Full Year Results on March 7, 2007.

Herbert Hainer stated, "We have made significant progress in the Reebok integration so that Reebok today is in much better shape than it was at the time of the acquisition at the end of January. We intend to increase our investment into the brand in 2007 to strengthen Reebok's position in all regions in the medium and long term." Hainer continued, "For the adidas Group, 2007 will again be a year of record sales and earnings."

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

GROUP

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	3rd Quarter 2006	3rd Quarter 2005[1]	Change	3rd Quarter 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	2,949	1,924	*53.3* %	2,154	*11.9* %
Cost of sales	1,622	990	*63.8* %	1,117	*12.8* %
Gross profit	**1,327**	**934**	*42.1* %	**1,037**	*11.0* %
(% of net sales)	45.0%	48.5%	*(3.5) PP*	48.1%	*(0.4) PP*
Royalty and commission income	24	13	*90.1* %	14	*14.6* %
Selling, general and administrative expenses	896	606	*47.8* %	667	*10.0* %
(% of net sales)	30.4%	31.5%	*(1.1) PP*	31.0%	*(0.5) PP*
Depreciation and amortization (excl. goodwill)	46	25	*84.5* %	35	*40.1* %
Operating profit	**409**	**315**	*29.7* %	**349**	*10.6* %
(% of net sales)	13.9%	16.4%	*(2.5) PP*	16.2%	*(0.2) PP*
Financial income	6	9	*(38.9)* %		
Financial expenses	54	15	*254.7* %		
Income before taxes	**360**	**309**	*16.5* %		
(% of net sales)	12.2%	16.1%	*(3.9) PP*		
Income taxes	111	102	*8.7* %		
(% of income before taxes)	30.9%	33.1%	*(2.2) PP*		
Net income from continuing operations	**249**	**207**	*20.3* %		
(% of net sales)	8.4%	10.8%	*(2.3) PP*		
Income from discontinued operations, net of tax	-	11	*(100.0)* %		
Net income	**249**	**218**	*14.1* %		
(% of net sales)	8.4%	11.3%	*(2.9) PP*		
Net income attributable to shareholders	**244**	**215**	*13.3* %		
(% of net sales)	8.3%	11.2%	*(2.9) PP*		
Net income attributable to minority interests	**5**	**3**	*76.5* %		
Basic earnings per share from continuing operations (in €)[2]	**1.20**	**1.11**	*8.1* %		
Diluted earnings per share from continuing operations (in €)[2]	**1.12**	**1.03**	*8.9* %		
Basic earnings per share from continuing and discontinued operations (in €)[2]	**1.20**	**1.17**	*2.5* %		
Diluted earnings per share from continuing and discontinued operations (in €)[2]	**1.12**	**1.09**	*3.3* %		

Net Sales

€ in millions	3rd Quarter 2006	3rd Quarter 2005[1]	Change
adidas	1,941	1,729	*12.2* %
TaylorMade-adidas Golf	194	177	*9.7* %
Reebok	778	-	-
Europe	1,335	968	*37.9* %
North America	900	446	*101.9* %
Asia	530	402	*31.8* %
Latin America	133	95	*39.9* %

Rounding differences may arise in percentages and totals.
[1]Restated due to application of IAS 32.
[2]Figures adjusted for 1:4 share split conducted on June 6, 2006.

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	Nine Months 2006	Nine Months 2005[1]	Change	Nine Months 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	7,836	5,115	*53.2* %	5,954	*16.4* %
Cost of sales	4,318	2,633	*64.0* %	3,094	*17.5* %
Gross profit	**3,518**	**2,481**	*41.8* %	**2,860**	*15.3* %
(% of net sales)	44.9%	48.5%	*(3.6) PP*	48.0%	*(0.5) PP*
Royalty and commission income	62	34	*81.3* %	41	*21.6* %
Selling, general and administrative expenses	2,623	1,770	*48.2* %	2,056	*16.2* %
(% of net sales)	33.5%	34.6%	*(1.1) PP*	34.5%	*(0.1) PP*
Depreciation and amortization (excl. goodwill)	127	73	*73.5* %	94	*28.4* %
Operating profit	**829**	**672**	*23.3* %	**752**	*11.8* %
(% of net sales)	10.6%	13.1%	*(2.6) PP*	12.6%	*(0.5) PP*
Financial income	33	23	*42.8* %		
Financial expenses	154	51	*202.8* %		
Income before taxes	**709**	**645**	*9.9* %		
(% of net sales)	9.0%	12.6%	*(3.6) PP*		
Income taxes	226	214	*5.6* %		
(% of income before taxes)	31.9%	33.2%	*(1.3) PP*		
Net income from continuing operations	**483**	**431**	*12.1* %		
(% of net sales)	6.2%	8.4%	*(2.3) PP*		
Income from discontinued operations, net of tax	-	(37)	*100.0* %		
Net income	**483**	**394**	*22.6* %		
(% of net sales)	6.2%	7.7%	*(1.5) PP*		
Net income attributable to shareholders	**469**	**386**	*21.5* %		
(% of net sales)	6.0%	7.6%	*(1.6) PP*		
Net income attributable to minority interests	**13**	**7**	*82.5* %		
Basic earnings per share from continuing operations (in €)[2]	**2.31**	**2.30**	*0.2* %		
Diluted earnings per share from continuing operations (in €)[2]	**2.18**	**2.16**	*1.1* %		
Basic earnings per share from continuing and discontinued operations (in €)[2]	**2.31**	**2.10**	*9.9* %		
Diluted earnings per share from continuing and discontinued operations (in €)[2]	**2.18**	**1.97**	*10.6* %		

Net Sales

€ in millions	Nine Months 2006	Nine Months 2005[1]	Change
adidas	5,248	4,545	*15.5* %
TaylorMade-adidas Golf	658	528	*24.7* %
Reebok	1,828	-	-
Europe	3,339	2,537	*31.6* %
North America	2,492	1,203	*107.2* %
Asia	1,494	1,111	*34.6* %
Latin America	375	231	*62.3* %

Rounding differences may arise in percentages and totals.
[1]Restated due to application of IAS 32.
[2]Figures adjusted for 1:4 share split conducted on June 6, 2006.

adidas Group
Consolidated Balance Sheet (IFRS)

€ in millions	Sep. 30 2006	Sep. 30 2005[1]	Change	Dec. 31 2005
Cash and cash equivalents	224	252	(11.2)%	1,525
Short-term financial assets	32	245	(87.1)%	61
Accounts receivable	1,914	1,220	56.9%	965
Inventories	1,498	1,053	42.3%	1,230
Other current assets	617	442	39.6%	586
	4,284	**3,211**	**33.4%**	**4,367**
Assets classified as held for sale	-	663	(100.0)%	-
Total current assets	**4,284**	**3,874**	**10.6%**	**4,367**
Property, plant and equipment, net	666	367	81.4%	424
Goodwill, net	1,506	438	243.8%	436
Other intangible assets, net	1,783	90	1880.8%	91
Long-term financial assets	112	128	(12.3)%	114
Deferred tax assets	503	162	211.2%	195
Other non-current assets	118	123	(3.6)%	122
Total non-current assets	**4,689**	**1,307**	**258.7%**	**1,384**
Total assets	**8,973**	**5,181**	**73.2%**	**5,750**
Accounts payable	606	528	14.8%	684
Income taxes	386	239	61.6%	283
Accrued liabilities and provisions	1,005	634	58.7%	634
Other current liabilities	249	176	41.6%	190
	2,247	**1,576**	**42.5%**	**1,790**
Liabilities classified as held for sale	-	159	(100.0%)	-
Total current liabilities	**2,247**	**1,735**	**29.5%**	**1,790**
Long-term borrowings	2,983	1,154	158.4%	1,035
Pensions and similar obligations	154	142	9.0%	148
Deferred tax liabilities	672	84	699.1%	42
Other non-current liabilities	25	26	(2.7)%	22
Total non-current liabilities	**3,835**	**1,406**	**172.8%**	**1,248**
Share capital	203	118	72.7%	130
Reserves	496	38	1220.1%	700
Amounts directly recognized in equity relating to assets held for sale	-	(2)	100.0%	-
Retained earnings	2,185	1,861	17.4%	1,854
Shareholders' equity	2,885	2,014	43.2%	2,684
Minority interests	7	27	(73.0)%	28
Total equity	**2,892**	**2,041**	**41.7%**	**2,712**
Total liabilities and equity	**8,973**	**5,181**	**73.2%**	**5,750**
Additional balance sheet information				
Operating working capital	2,806	1,744	*60.8%*	1,511
Working capital	2,037	2,139	*(4.8)%*	2,576
Net total borrowings	2,728	657	*314.9%*	(551)
Financial leverage	94.6%	32.6%	*61.9 PP*	*(20.5)%*

Rounding differences may arise in percentages and totals.
[1]Restated due to application of IAS 32 / IAS 39.

adidas

GROUP

For immediate release **October 25, 2006**

World's Largest adidas Sport Performance Store Opens in Paris

Herzogenaurach/Paris - Today adidas opens its largest Sport Performance Store in the world on the Champs-Elysées in Paris, France, one of the most prominent and liveliest shopping areas in Europe.

On 22, Avenue des Champs-Elysées, the 1,750m² store, which occupies two floors, encompasses the complete adidas Sport Performance range, including adidas by Stella McCartney. As the first of its kind, the store will also feature the adidas "mi Innovation Center", offering consumers customization in technology, style and design using high-tech instruments such as infra-red technologies and commands generated by gesture translation.

"The Champs-Elysées is a global destination that boasts arguably one of the best line-ups of retail shops in the world," said Erich Stamminger, President and CEO of the adidas brand. "adidas is the leading sports brand in the French market and opening the world's largest adidas store there is a great place to showcase and highlight the breadth and depth of the adidas brand."

adidas now operates nine wholly owned stores in France: seven adidas Sport Performance Stores (Champs-Elysées, Paris-Rivoli, Marseille, Lyon, Toulouse, Nice and Strasbourg) and two adidas Originals Stores, devoted to the lifestyle Originals ranges (Toulouse and Lille).

About the adidas Group

The adidas Group is one of the global leaders within the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees and sales of around € 9.5 billion.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Please visit our corporate website: www.adidas-Group.com

adidas

GROUP

For immediate release **October 24, 2006**

adidas Group to sell the Greg Norman Collection to MacGregor Golf Company

Herzogenaurach / Albany, Georgia – adidas AG announced today that its Greg Norman Collection (GNC) apparel business will be sold to the MacGregor Golf Company. The transaction excludes existing GNC-related retail outlet operations and is expected to be completed by the end of 2006. Financial details will not be disclosed.

"Greg Norman is a brand, which has clearly performed well over the last several years. However, it is not core in the scope of our global golf strategy. Due to its limited integration opportunities and small size, we were open to sell the business unit to golfer Greg Norman and the MacGregor Golf Company," said adidas AG Chairman and CEO Herbert Hainer.

"Greg Norman has been a great partner to our business over the last five years and we are looking forward to an even greater level of personal involvement from him going forward," commented Suzy Biszantz, President and CEO of Greg Norman Collection. "MacGregor Golf will be a solid foundation for us as we continue to grow both domestically and internationally."

Headquartered in New York, the Greg Norman Collection is a leading worldwide marketer and distributor of men's sportswear, golf apparel and accessories. The GNC business which will be sold in this transaction reported sales of approximately € 55 million in 2005. Greg Norman, Chairman and CEO of Great White Shark Enterprises and licensor to GNC, has given his support to the transaction.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and sales of around € 9.5 billion.

About TaylorMade-adidas Golf

Headquartered in Carlsbad, California, TaylorMade-adidas Golf sells golf clubs and balls under the TaylorMade brand, Maxfli golf balls and adidas Golf footwear and apparel. TaylorMade-adidas Golf posted 2005 sales of € 709 million.

About MacGregor Golf Company

Albany, Georgia based MacGregor Golf, the second oldest golf company in the world, has a storied 109-year history filled with innovation and PGA Tour success including a record 59 Majors. MacGregor Golf designs and manufactures a complete line of innovative golf equipment. MACTEC™ drivers, fairway woods, irons, wedges and Bobby Grace™ putters are marketed under the MacGregor brand.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 160884-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 160884-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Denise Kaigler
Reebok Chief Communications Officer
Tel.: +1 (0) 781 8566749

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas

GROUP

For immediate release **October 5, 2006**

Mexican Football Association and adidas Announce Sponsorship Deal

Mexico City/Herzogenaurach – adidas and the Mexican Football Federation (FMF) announced yesterday that they have entered a long-term partnership until 2014. The partnership is a natural alliance between the No. 1 football brand and one of the most important federations in Latin America and worldwide.

Under the terms of the agreement, which comes into effect January 10, 2007, adidas will supply all national teams of the FMF including the U-17 team, the current FIFA World Champions in their category. 20 years after the legendary FIFA World Cup™ in Mexico, where adidas was the official partner of the Mexican national team, both partners will work together again in order to promote football on all levels.

adidas has partnerships with football federations such as Germany, the host of the FIFA World Cup 2006™ , European Champions Greece, Asian Champions Japan, Olympic Champions Argentina, Vice-World Champion France, South Africa, the host of the 2010 FIFA World Cup™, as well as China, Spain, Nigeria, Denmark, Venezuela and Guatemala.

About the adidas Group

The adidas Group is one of the global leaders within the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees and sales of around € 9.5 billion.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

Rule 12g3-2(b) File No. 082-04278

For immediate release **September 19, 2006**

adidas Group Buys Distribution Rights for Brand Reebok in the Czech Republic and Slovakia

Herzogenaurach/Prague/Bratislava – The adidas Group announced today that it has bought the distribution rights for the Reebok brand in the Czech Republic and Slovakia from RBK Sport CZ and RBK Šport SR respectively, Reebok's distributors in the two countries. Effective January 1, 2007, adidas ČR s.r.o. will become the exclusive distributor of Reebok products in the Czech Republic and adidas Slovakia s.r.o. will become the exclusive distributor of Reebok products in Slovakia. Financial details of the transaction will be kept confidential.

The adidas Group has announced earlier this year the distributor buyout in Russia and China. Buying out Reebok distributors and joint ventures around the globe is a key component of the integration strategy and will provide the Group with annual revenue synergies totaling at least € 200 million by 2009.

RBK Sport CZ has been Reebok's distribution partner since 1995 in the Czech Republic, RBK Šport SR has been holding the distribution rights for Slovakia since 1997. Until the end of 2006, RBK Sport CZ and RBK Šport SR respectively will continue to hold the exclusive rights to distribute and market Reebok products in the Czech Republic and Slovakia.

About the adidas Group
The adidas Group is one of the global leaders within the sporting goods industry, offering a broad range of products around three core brands such as adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees and sales of around €9.5 billion.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

Rule 12g3-2(b) File No. 082-04278

For immediate release **September 6, 2006**

Y-3 – Successful Collaboration Extended to 2010

Herzogenaurach, September 6, 2006 - Yohji Yamamoto and adidas are pleased to announce the extension of their successful collaboration until 2010. The coming years will show an even stronger and more captivating development in all areas of the brand; influencing the sports and fashion industry through innovative design and spotless craftsmanship as well as intriguing ideas and concepts out of the orderly known.

"adidas is a very personal inspiration to me. It has enriched my creative life. The future holds great expectations." Yohji Yamamoto, Y-3 Creative Director.

October 2002 saw the birth of the most influential cooperation in sport and fashion to date with the launch of the Spring/Summer 2003 Y-3 men's and women's collection. Since then Y-3 has grown into a major force with a distribution network of 500 doors worldwide including monobrand stores, shop-in-shops and its first true flagship store in Tokyo. Y-3 will continue to focus on strengthening retail relationships and opening additional monobrand stores as well as shop-in-shops in the leading capitals across Europe, the US and Asia; supporting a strong customer base and steady sales growth, whilst maintaining a limited and exclusive distribution.

The collaboration between Japanese fashion icon Yohji Yamamoto and the authentic sports brand adidas has created a new market segment. Being the originator, Y-3 will be sure to define its future.

"Y-3 is innovative and a real fusion of sport functionality and fashion elegance based on the exceptional friendship that has blossomed between the two companies. We are delighted and very excited to continue this special and prosperous partnership with a long-term commitment!" Hermann Deininger, Global Head of adidas Brand and Creative Direction

Y-3 perfectly completes the overall adidas product range from Sport Performance to Sport Heritage within the third adidas division Sport Style.

Y-3's upcoming Spring/Summer 2007 collection will reveal the brand in its purest sense. The highly-anticipated presentation will take place on Wednesday, September 13, 2006 during New York Fashion Week.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a wide range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and sales of around € 9.5 billion.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

For immediate release **September 1, 2006**

adidas Group takes over joint venture in Korea

Herzogenaurach/Seoul – Effective today, the adidas Group has assumed full ownership of its brand adidas subsidiary in Korea, adidas Korea Ltd., by purchasing the remaining 49% of shares from its joint venture partner. Both parties have agreed to maintain confidentiality with respect to the purchase price paid.

This move underscores the adidas Group's strategy to support its brands with wholly-owned subsidiaries in key markets. The Group is convinced that this step will further strengthen its leading position in Asia.

Buying out distributors and joint venture partners has proven to be very successful for the Group in recent years. The adidas business in Italy, for example, has more than doubled since the buyout in 2002 and there have been sizable gains in Turkey, Denmark and Portugal where buyouts also occurred in the last five years. Most importantly, in Japan, the Group's buyout of a distributor in 1999 allowed the adidas team to more proactively control the brand and take over market leadership in the world's second largest sporting goods market.

About the adidas Group
The adidas Group is one of the global leaders in the sporting goods industry, offering a wide range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and sales of around € 9.5 billion.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

adidas GROUP

Rule 12g3-2(b) File No. 082-04278

Nine Months Report 2006



Rule 12g3-2(b) File No. 082-04278

Contents

adidas Group Segmental Information € in millions

	Nine Months 2006	Nine Months 2005	Change	**3rd Quarter 2006**	3rd Quarter 2005	Change
adidas						
Net sales	**5,248**	4,545	15.5%	**1,941**	1,729	12.2%
Gross profit	**2,462**	2,081	18.3%	**925**	797	16.0%
Operating profit	**778**	674	15.5%	**365**	324	12.7%
Number of employees at end of period	**14,176**	11,832	19.8%	**14,176**	11,832	19.8%
Reebok						
Net sales[1]	**1,828**	–	–	**778**	–	–
Gross profit[1]	**636**	–	–	**283**	–	–
Operating profit[1]	**71**	–	–	**58**	–	–
Number of employees at end of period	**7,831**	–	–	**7,831**	–	–
TaylorMade-adidas Golf[2]						
Net sales	**658**	528	24.7%	**194**	177	9.7%
Gross profit	**289**	241	20.0%	**85**	78	9.1%
Operating profit	**50**	39	28.8%	**15**	9	58.1%
Number of employees at end of period	**1,412**	1,277	10.6%	**1,412**	1,277	10.6%

1) Only includes eight months of the nine-month period.
2) 2006 figures include Greg Norman apparel business.

Nine Months Net Sales
€ in millions



2002 5,012
2003 4,913
2004[1] 4,664
2005[1] 5,115
2006[2] 7,836

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Nine Months Net Income Attributable to Shareholders
€ in millions



2002 199
2003 234
2004[1] 295
2005[1] 386
2006[2] 469

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Financial Highlights (IFRS)[1]

	Nine Months 2006[2]	Nine Months 2005	Change	3rd Quarter 2006[2]	3rd Quarter 2005	Change
Operating Highlights (€ in millions)						
Net sales	**7,836**	5,115	53.2%	**2,949**	1,924	53.3%
Operating profit	**829**	672	23.3%	**409**	315	29.7%
Net income attributable to shareholders[3]	**469**	386	21.5%	**244**	215	13.3%
Key Ratios (%)						
Gross margin	**44.9**	48.5	(3.6pp)	**45.0**	48.5	(3.5pp)
Operating expenses as a percentage of net sales	**35.1**	36.0	(0.9pp)	**31.9**	32.8	(0.9pp)
Operating margin	**10.6**	13.1	(2.6pp)	**13.9**	16.4	(2.5pp)
Effective tax rate	**31.9**	33.2	(1.3pp)	**30.9**	33.1	(2.2pp)
Net income attributable to shareholders[3] as a percentage of net sales	**6.0**	7.6	(1.6pp)	**8.3**	11.2	(2.9pp)
Operating working capital as a percentage of net sales	**25.7**	24.5	1.2pp	**25.7**	24.5	1.2pp
Equity ratio	**32.1**	38.9	(6.7pp)	**32.1**	38.9	(6.7pp)
Financial leverage	**94.6**	32.6	61.9pp	**94.6**	32.6	61.9pp
Balance Sheet and Cash Flow Data (€ in millions)						
Total assets	**8,973**	5,181	73.2%	**8,973**	5,181	73.2%
Inventories	**1,498**	1,053	42.3%	**1,498**	1,053	42.3%
Receivables and other current assets	**2,531**	1,662	52.3%	**2,531**	1,662	52.3%
Working capital	**2,037**	2,139	(4.8%)	**2,037**	2,139	(4.8%)
Net borrowings	**2,728**	657	314.9%	**2,728**	657	314.9%
Shareholders' equity	**2,885**	2,014	43.2%	**2,885**	2,014	43.2%
Capital expenditure	**179**	131	36.3%	**77**	45	68.9%
Net cash provided by operating activities[4]	**105**	189	(44.4%)			
Per Share of Common Stock[5] (€)						
Basic earnings per share[3]	**2.31**	2.10	9.9%	**1.20**	1.17	2.5%
Diluted earnings per share[3]	**2.18**	1.97	10.6%	**1.12**	1.09	3.3%
Operating cash flow per share from continuing operations	**0.52**	1.19	(56.5%)			
Share price at end of period	**37.10**	36.15	2.6%	**37.10**	36.15	2.6%
Other (at end of period)						
Number of employees	**25,877**	15,385	68.2%	**25,877**	15,385	68.2%
Number of shares outstanding[5]	**203,496,860**	184,094,620	10.5%	**203,496,860**	184,094,620	10.5%
Average number of shares[5]	**203,337,185**	183,866,908	10.6%	**203,337,185**	183,866,908	10.6%

Rounding differences may arise in percentages and totals.
1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005 unless otherwise stated.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Includes income from continuing and discontinued operations.
4) Includes discontinued operations.
5) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Operational and Sporting Highlights Third Quarter 2006

July Reebok sponsored Amélie Mauresmo confirms her number one ranking, claiming her first Wimbledon title after defeating adidas sponsored Justine Henin-Hardenne in the final.



July Reebok announces a multi-year partnership with Hollywood star Scarlett Johansson including a signature collection of athletic-inspired footwear and apparel.


Scarlett
RBK
Scarlett

July adidas Golf wins ispo-vision Sport Style award for its ClimaCool® and ClimaProof® golf apparel lines.



July/August adidas and NBA All-Stars Kevin Garnett and Tracy McGrady undertake extensive tours in Asia to support the rapid growth and popularity of the game of basketball in the region.

August Reebok announces a multi-year partnership with Chelsea striker Andriy Shevchenko.



August Runner's World Magazine announces Reebok as winner of the coveted "Editor's Choice" Award for the Trinity KFS running shoe.



September Effective September 1, the adidas Group assumes full ownership of adidas Korea Ltd., its brand adidas subsidiary in Asia's third largest market Korea.



September adidas opens Asia's largest Sport Performance Concept Store in Hong Kong.

September Reebok launches its new "When Did I Know" global advertising campaign featuring some of the top players in the NFL and revealing the individual, defining moments that led them to where they are today.


RBK

September adidas sponsored Haile Gebrselassie secures the first Ethiopian victory in the history of the Berlin Marathon. adidas athletes have been victorious at more than 10 major global marathon events this year.

adidas
Y-3
YOHJI YAMAMOTO

September Yohji Yamamoto and adidas announce the extension of their successful collaboration until 2010. Earlier this year, the first Y-3 flagship store was opened in Tokyo.

FTSE4Good
Dow Jones Sustainability Indexes

September The adidas Group is again included in the Dow Jones Sustainability Indexes and the FTSE4Good Index, underscoring the Group's industry-leading role in social and environmental affairs.

Rule 12g3-2(b) File No. 082-04278


Herbert Hainer

for our shareholders

The adidas Group delivered excellent financial results for the first nine months of 2006, with the adidas brand in particular able to keep World Cup momentum going into the third quarter. The Group's reported performance was significantly influenced by the first-time consolidation of Reebok and outstanding operational performance of both the adidas and TaylorMade-adidas Golf segments. The Group also continued to make progress on the integration of Reebok.

In the following interview, Herbert Hainer, Chairman and CEO of adidas AG, reviews the financial and operational performance of the adidas Group during the first nine months and discusses the Group's strategic and financial outlook for 2006 and beyond.

Herbert, the Group's performance was very strong during the first nine months and third quarter – what were the key drivers and events for the period?
I am extremely pleased with our performance in the first nine months where our sales grew 53% and net income increased 22%. The first-time consolidation of Reebok obviously impacted our development positively, but the standout contribution in my view was brand adidas, where all regions, major categories and divisions increased strongly over the previous year. We took full advantage of major sporting events such as the World Cup. The Sport Performance division benefited tremendously from the launch of several new technologies particularly in football and running. And last but not least, TaylorMade-adidas Golf also made excellent progress and similarly benefited from new product launches in metalwoods and irons. This development is particularly positive given the highly competitive and promotional golf market these days.

The adidas brand has performed very powerfully so far in 2006, particularly in Europe. What were the highlights? What should we look for in the region, given that the order book appears to have come under pressure?
Following the strong first half performance of the adidas segment in Europe, the third quarter sales increase of 15%, which outpaced the first two quarters, is an outstanding achievement. This reflects not only sustained momentum in key World Cup markets such as Germany and France, but also excellent reception of our new Chelsea and Liverpool ranges in the UK, strong double-digit growth in Eastern Europe and continued expansion of our highly successful own-retail activities.

The weaker Q3 backlogs for Europe reflect tough comparisons following our strong World Cup showing and our proactive stance to limit distribution in the UK's very unhealthy retail environment. This will probably continue for the next two to three quarters. But this shouldn't hide the fact that our position in Europe is stronger than ever. We have set new highs in growth and profitability for the region during 2006. I am proud of our performance to date and moreover, I am confident we will continue to outperform our backlogs in the region going forward given our growing own-retail and at-once activities.

Herbert, would you give us an update on the Reebok integration? What new things have happened in the last quarter? How quickly do you expect to start realizing synergies?
The integration of Reebok is progressing well. And over the last three months, we've begun to see the tangible results of our activities. For example, in Global Operations and corporate functions, we have already been able to secure savings in line with the targeted € 35 million we set ourselves for the first year of integration. But as we have said all along, there are one-time costs of the same magnitude this year, primarily related to IT and the elimination of redundant functions, which are necessary to ensure the longevity of these synergies.

On the revenue side, we've also made significant progress. Since February, we have reached agreements with four of Reebok's distributor and joint venture partners to take over distribution rights for the Reebok brand in each of these markets. This is a big step towards achieving our € 200 million incremental annual revenue target from

Rule 12g3-2(b) File No. 082-04278

distributor buybacks by 2009, which represents the largest portion of the sales synergies totaling € 500 million expected in 2009. We've also created a new apparel division within Reebok and completely reengineered the brand's product development process. There is still much to do and these improvements will take time to become transparent to you externally, but I can assure you that everybody is working hard and I am convinced that we are going to accomplish our objectives and successfully deliver the synergies we promised from the integration process.

The financial community had hoped for better Reebok backlogs at the end of Q3. When do you expect Reebok backlogs to turn positive? *Are you still confident in your mid-single-digit sales decline target for 2006?*

Overhauling and revitalizing a brand is clearly not an overnight process, but it is crucial that we make Reebok stronger for the long term. Although backlogs were not as strong as we hoped, we clearly are making progress. We delivered sequential improvement in Reebok sales during the third quarter. Backlog performance in Europe and Asia has improved in Q3 versus the prior quarter. And Reebok inventories are down significantly, which highlights our efforts to reduce unexciting Reebok product that has been too abundant in the marketplace over the last 12 months. As a result, we expect like-for-like sales to decline at mid-single-digit rates for the full year. And I believe these are all achievements we should be proud of, given the tough market conditions Reebok has faced during 2006.

There is a solid foundation to build on at Reebok and we are focusing today on three main areas: improving product, brand communication and distribution. We are concentrating on the product portfolio, which will noticeably improve during the course of 2007. We are also sharpening Reebok's branding in key markets, and cleaning up the channels of distribution remains a key priority.

And while I am pleased with the progress we are already making on turning around the Reebok brand, market support has been slower than originally anticipated. As a result, it will take us longer to deliver positive Reebok backlogs *overall and in North America than we originally expected. I now believe it will* be next summer at the earliest that we are able to show positive backlogs for the Reebok brand. As a result, we expect only modest growth for the segment in 2007.

The North American market is a key part of the Group's performance. How do you view the environment and the outlook in that market?

Looking at the US market, there are signs of a tougher retail environment in general but also for our industry. The back-to-school season for example got off to a slow start although it did manage to accelerate a little towards the end. With the exception of Reebok, our brands have been resilient in the North American market during the first nine months. There is no doubt the US market is more important than ever to our Group following the acquisition of Reebok. We are no stranger to challenging conditions in that market and have learned not to take anything for granted. *Our strict approach and focus on building a quality business in the US for all our brands remains a cornerstone* to achieving our goal of long-term sustainable growth and profitability.

How does the rest of 2006 look for the adidas Group?
For the full year, I expect sales for the Group to hit the € 10 billion mark for the first time ever in the Group's history. This comes as a result of the first-time consolidation of Reebok in our sales figures, but also as a result of organic revenue growth of around 12%. With respect to net income, we will approach € 500 million, specifically in a range of € 480 to € 490 million. Based on the strong operational performance of adidas and TaylorMade-adidas Golf in the first nine months of 2006, Group earnings could have been even higher had the Reebok segment performed in line with our initial expectations. Nevertheless, this guidance represents an increase of at least 25% versus the 2005 level of € 383 million and includes an accretive impact from the Reebok acquisition.

Looking further out, what are the biggest challenges and opportunities?
Our biggest challenge undoubtedly is to deliver on our promise for Reebok. It will take time, as we always expected it would. We have ambitious targets for Reebok, all aimed at making it a better, stronger business. As I mentioned earlier, many initiatives to realize cost synergies are already well underway, but the real test will be to successfully reposition Reebok in the marketplace and to regain lost market share. Our team at Reebok is focusing on product, communication and distribution initiatives, which are crucial to realizing Reebok's full potential in the long term.

In the larger framework, our position as a leading multi-brand Group creates even more opportunities with more consumers. I see great opportunities in the emerging markets of Asia, Latin America and Eastern Europe, given the continuously strong economic growth, the increasing standard of living and the favorable demographics in those markets. We have enjoyed strong double-digit revenue growth in Asia, Eastern Europe and Latin America for several years. They account for over 30% of our business today. But we have still only scratched the surface. I'm confident that we will continue to see excellent growth rates there going forward.

Thank you for this interview, Herbert.

Rule 12g3-2(b) File No. 082-04278

Our Share

In the third quarter of 2006, the world's stock markets recovered from losses experienced in the previous months and again developed positively. In Germany, strong quarterly earnings and signs of accelerating economic growth resulted in steady increases of the DAX-30. Despite this positive development, the adidas share finished September 1% lower than it had ended the previous quarter as concerns about the North American sporting goods market and Reebok's short-term business outlook persisted.

The adidas Share

Number of shares outstanding	
nine months average	203,337,185
at September 30	203,496,860[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS, ADSG
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

1) All shares carry full dividend rights.

Historical Performance of the adidas Share and Important Indices at September 30, 2006 in %

	Year-to-date	1 year	3 years	5 years	10 years
adidas	(7)	3	98	162	108
DAX-30	11	19	84	39	126
MSCI World Textiles, Apparel & Luxury *Goods*	10	18	45	146	76

Share Price Still Suffering from Second Quarter Losses

After a positive first quarter and notwithstanding the solid performance of the adidas and TaylorMade-adidas Golf business segments, concerns regarding Reebok's short-term business outlook burdened our share price in the second quarter of the year. The Group's successful sponsoring activities and record sales in connection with the 2006 FIFA World Cup™ as well as strong progress with the Reebok integration resulted in a stabilization of our share price in the third quarter. As a result, the adidas share price decreased 7% during the first nine months of the year, underperforming the DAX-30 and the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index. Germany's premiere stock index increased 11%, while the MSCI World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, gained 10% during the reporting period. Over the 12-month period ending September 30, the adidas share increased 3%, whereas the DAX-30 gained 19% and the MSCI World Textiles, Apparel & Luxury Goods Index increased 18%.

Rule 12g3-2(b) File No. 082-04278

Mixed Third Quarter Performance of adidas Share

Despite our Group's successful sponsoring activities for the 2006 FIFA World Cup™ and enormously high brand awareness around the event, the adidas share came under pressure at the beginning of the third quarter following concerns among investors and analysts regarding the outlook for the North American sporting goods industry. In addition, overall market sentiment was weak due to growing political tensions in the Middle East which resulted in sharp increases of the oil price. During the second half of July, the adidas share price advanced upon positive investor sentiment before our earnings release at the beginning of August. As the Group's quarterly results exceeded analyst expectations, our share price increased significantly on the day of the announcement. However, disappointing earnings releases from several of North America's major sporting goods retailers awoke fears of an increasingly promotional environment in this region which, coupled with mixed macroeconomic data, burdened our share price performance for the rest of August and early September. These developments more than offset positive responses from investors and analysts to the takeover of the Group's joint venture in Korea and the purchase of the distribution rights for brand Reebok in the Czech Republic and Slovakia. Towards the end of the month, investor sentiment towards the US market improved somewhat so that the adidas share gained strongly. The adidas share closed the quarter at € 37.10, representing a decline of 1% compared to the end of the second quarter. The DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index both increased 6% during the same period.

Share Price Development in 2006[1]


110
100
90
80
Dec. 31, 2005
Sep. 30, 2006
— adidas
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2005 = 100

adidas Group Again Member of Important Indices

The adidas Group was again included into the FTSE4Good Index, which selects companies on the basis of ongoing commitment to environmental sustainability, strong financial performance, a positive relationship with stakeholders and dedication to upholding and supporting human rights. This positive reassessment acknowledges our Group's social, environmental and ethical engagement. In addition, the adidas Group has been included in the Dow Jones Sustainability Indexes for the seventh consecutive time. The indexes, which analyze the social, environmental, and financial performance of more than 300 companies worldwide, rated us an industry leader on sustainability issues and Corporate Social Responsibility.

Directors' Dealings Reported on Corporate Website

Purchase or sale transactions of adidas AG shares (ISIN DE0005003404) or related financial instruments, as defined by § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), conducted by members of our Executive or Supervisory Boards, by key executives or by any person in close relationship with these persons are reported on our website www.adidas-Group.com/directors_dealings. In the third quarter, adidas AG received no such notifications.

Rule 12g3-2(b) File No. 082-04278

Group Business Performance

In the first nine months of 2006, the adidas Group again delivered outstanding top-line growth. Currency-neutral sales for the adidas Group increased 52%, driven by the first-time consolidation of the Reebok business as well as strong development of the adidas and TaylorMade-adidas Golf segments. Sales for the adidas Group excluding Reebok grew by 16% on a currency-neutral basis. In euro terms, adidas Group revenues grew 53% to € 7.836 billion in the first nine months of 2006 from € 5.115 billion in 2005. Sales for the adidas Group excluding Reebok grew by 16% to € 5.954 billion in the first nine months. The Group's gross profit increased 42% to reach € 3.518 billion in the first nine months of 2006 versus € 2.481 billion in 2005. The Group's gross margin, however, declined 3.6 percentage points to 44.9% in 2006 (2005: 48.5%), primarily as a result of the first-time consolidation of the Reebok business. The Group's operating profit increased 23% to € 829 million in the first nine months of 2006 versus € 672 million in 2005. However, the Group's operating margin declined 2.6 percentage points to 10.6% from 13.1% in 2005, mainly impacted by the first-time consolidation of the Reebok business. Net income from continuing operations of the adidas Group grew 12% to € 483 million in 2006 from € 431 million in 2005 despite the financing of the Reebok acquisition, which partly offset the strong operating profit increase. The Group's net income attributable to shareholders from continuing and discontinued operations increased 22% to € 469 million from € 386 million in 2005. Basic earnings per share from continuing and discontinued operations increased 10% to € 2.31 in the first nine months of 2006 versus € 2.10 in 2005.

Economic and Sector Development

Global Economy Develops Positively

The global economy remained firmly on track for continued strong growth in the third quarter. In Europe, economic activity strengthened over the course of the year. In Western Europe, growth was driven by private consumption and corporate investment. The region's emerging markets benefited from buoyant domestic demand. In the USA, the pace of expansion moderated notably over the course of the year. Private consumption growth weakened as a result of higher interest rates, a cooling housing market and high gasoline prices, but exports remained strong. In Asia, the economies continued to grow strongly except for Japan. Here, private demand continued to grow solidly, but decreasing public investment and export activity resulted in a deceleration of economic growth. China continued its vibrant expansion, and the region's other emerging markets again achieved robust growth rates. Strong economic expansion in Latin America also continued.

Sporting Goods Industry Growth Moderating in Europe and USA

The global sporting goods industry delivered mixed performance in the third quarter. Growth in Europe's largest sporting goods markets slowed markedly in the third quarter, as World Cup sales were completed and the difficult retail environment in many markets became more visible. In particular, the UK remained very promotional. The region's emerging markets and Russia in particular, however, enjoyed healthy growth. In North America, the back-to-school season started late in comparison to previous years, but industry sales improved towards the end of the reporting period. A mixed earnings season among sporting goods retailers and suppliers contributed to growing concerns regarding a potential slowdown of consumer demand as a result of the weakening overall economy. In Asia, the sporting goods industry continued to enjoy strong growth rates except for Japan, where the mature market grew only moderately. In Latin America, the sporting goods industry continued to perform solidly in line with the overall economy.

Quarterly Consumer Confidence Development by Region[1]


140
120
100
Sep. 05
Dec. 05
Mar. 06
Jun. 06
Sep. 06

— USA, Source: Conference Board
— Euro Zone, Source: European Commission
— Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: September 30, 2005 = 100

Exchange Rate Development[1] **€ 1 equals**

	Average rate 2005[2]	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Average rate 2006[2]
USD	1.2639	1.1797	1.2104	1.2713	1.2660	**1.2448**
JPY	136.05	138.90	142.42	145.75	149.34	**144.15**
GBP	0.6852	0.6853	0.6964	0.6921	0.6777	**0.6850**

1) Spot rates at quarter-end
2) Average rate for the first nine months

Income Statement

First-Time Consolidation of the Reebok Business Segment
The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The performance of this business is shown in the Reebok segment, including the brands Reebok, Rockport, Jofa, CCM, Koho and Rbk Hockey. Reebok's results are not comparable with last year's reported results, as only eight months of Reebok's results are consolidated and the NBA and Liverpool licensed business has been transferred from Reebok to brand adidas. In addition, the Greg Norman business has been transferred from the Reebok to the TaylorMade-adidas Golf segment. Moreover, the comparability of current year results with the prior year is not meaningful as the applicable accounting standards have changed from US-GAAP to IFRS and significant negative impacts related to purchase price allocation are included in the reported results. Accounting changes at Reebok relate, for example, to the classification of leases and the harmonization of the useful lives of tangible and intangible assets. As a result, comparable prior year figures are only shown on a sales level in the Reebok section of this report. However, as Reebok was not part of the adidas Group in 2005, these figures were not included in the reported prior year results of the adidas Group.

adidas Group Currency-Neutral Sales Grow 56% in Q3
Third quarter net sales for the Group increased 56% on a currency-neutral basis, driven by the consolidation of the Reebok business segment as well as double-digit growth at both adidas and TaylorMade-adidas Golf. Sales for the adidas Group excluding Reebok increased 14% on a currency-neutral basis, with double-digit sales increases coming from all regions except North America, where sales increased by single-digit rates. In euro terms, Group revenues grew 53% to € 2.949 billion in the third quarter of 2006 from € 1.924 billion in 2005. Sales for the adidas Group excluding Reebok grew 12% in euro terms to € 2.154 billion in 2006 from € 1.924 billion in the prior year.

Double-Digit Q3 Sales Growth Driven by adidas and TaylorMade-adidas Golf
From a brand perspective, currency-neutral adidas revenues increased 15% during the third quarter of 2006. In addition to strong sales around the 2006 FIFA World Cup™, sales growth was driven by increases in nearly all Sport Performance categories as well as in the Sport Heritage and Sport Style divisions. The Reebok segment contributed € 778 million to sales for the adidas Group. At TaylorMade-adidas Golf, currency-neutral revenues increased 15%, positively impacted by increases in the irons, footwear and apparel categories which more than offset declines in metalwoods and golf balls. In addition, the inclusion of the Greg Norman apparel business, which contributed sales of € 17 million to this segment, supported sales development. Currency translation effects impacted sales at all brands in euro terms. adidas sales in euro terms increased 12% to € 1.941 billion in the third quarter of 2006 from € 1.729 billion in 2005. TaylorMade-adidas Golf sales in euro terms grew 10% to € 194 million in 2006 from € 177 million in 2005.

Nine Months Net Sales € in millions

2002	5,012
2003	4,913
2004[1]	4,664
2005[1]	5,115
2006[2]	7,836

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Nine Months 2006 Net Sales by Region[1]


Latin America 5%
Europe 43%
Asia 20%
North America 32%

1) Including Reebok business segment from February 1, 2006 onwards.

Currency-Neutral Sales Grow 52% in the First Nine Months of 2006

During the first nine months of 2006, Group sales increased 52% on a currency-neutral basis, strongly supported by the *first-time consolidation of the Reebok business segment.* Sales for the adidas Group excluding Reebok increased 16% on a currency-neutral basis driven by double-digit growth in all regions. In euro terms, Group revenues grew 53% to € 7.836 billion in the first nine months of 2006 from € 5.115 billion in 2005. Sales for the adidas Group excluding Reebok grew 16% in euro terms to € 5.954 billion in 2006 from € 5.115 billion in the prior year.

Brand adidas and TaylorMade-adidas Golf Grow Strongly in the First Nine Months of 2006

The adidas segment was the main driver for the Group's organic sales growth in the first nine months of 2006. Currency-neutral adidas revenues increased 15% during the first nine months, positively impacted by the 2006 FIFA World Cup™. Increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions also contributed to this improvement. The Reebok segment added € 1.828 billion to sales for the *adidas Group. At TaylorMade-adidas Golf, currency-neutral* revenues increased 23%. This positive performance was driven by strong growth in nearly all major categories as well as the first-time inclusion of the Greg Norman apparel business. Currency translation effects only had a minor impact on sales in euro terms. adidas sales in euro terms increased 15% to € 5.248 billion in the first nine months of 2006 from € 4.545 billion in 2005. TaylorMade-adidas Golf sales in euro terms grew 25% to € 658 million in 2006 from € 528 million in 2005.

Nine Months Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	11	14	20	43	15
Reebok[2]					
TaylorMade-adidas Golf	(8)	34	22	51	25
Total	**32**	**107**	**35**	**62**	**53**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. Details regarding net sales development are contained in the Reebok section.

Nine Months Currency-Neutral Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	11	11	20	35	15
Reebok[2]					
TaylorMade-adidas Golf	(8)	31	24	49	23
Total	**32**	**102**	**35**	**54**	**52**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. Details regarding net sales development are contained in the Reebok section.

Currency-Neutral Sales in Europe Grow 32%

adidas Group sales in Europe in the first nine months of 2006 grew 32% on a currency-neutral basis, reflecting the first-time consolidation of the Reebok segment as well as increases at brand adidas. This also represents an improvement of 32% in euro terms to € 3.339 billion in 2006 from € 2.537 billion in 2005. At brand adidas, sales increased 11% on a currency-neutral basis. In addition to continued double-digit growth in the region's emerging markets, Germany, Iberia and Scandinavia developed strongly. However, these increases were partly offset by declines in the UK. In euro terms, adidas sales also increased 11%, reaching € 2.715 billion during the first nine months of 2006 (2005: € 2.438 billion). Sales for the Reebok business in Europe were € 553 million in the first nine months. At TaylorMade-adidas Golf, currency-neutral sales during the first nine months in Europe decreased 8% mainly as a result of declines in the UK. In euro terms, revenues at TaylorMade-adidas Golf also decreased 8% to € 71 million in 2006 from € 77 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 10% in Europe. In euro terms, this also represents an increase of 10% to € 2.783 billion in the first nine months of 2006 from € 2.537 billion in the prior year.

Currency-Neutral Sales in North America Increase 102%

In North America, Group sales during the first nine months increased 102% on a currency-neutral basis, reflecting the first-time consolidation of the Reebok segment as well as double-digit increases at both adidas and TaylorMade-adidas Golf. In euro terms, sales grew 107% to € 2.492 billion in 2006 from € 1.203 billion in 2005. Currency-neutral sales at brand adidas increased 11% in the first nine months of 2006, reflecting strong growth in both the Sport Performance and Sport Heritage divisions with particular strength in the Sport Performance football, tennis and training categories. In euro terms, sales grew 14% to € 1.029 billion in 2006 from € 903 million in the prior year. In addition, the Reebok business contributed € 1.060 billion to adidas Group sales in North America in 2006. The TaylorMade-adidas Golf segment achieved currency-neutral sales growth of 31% in the first nine months of 2006 as a result of increases in nearly all major categories. In euro terms, sales at TaylorMade-adidas Golf grew 34% to € 403 million in 2006 from € 300 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 12% in North America. In euro terms, this represents an increase of 15% to € 1.382 billion in the first nine months of 2006 from € 1.203 billion in the prior year.

Currency-Neutral Sales in Asia Grow 35%

Sales for the adidas Group in Asia increased 35% on a currency-neutral basis in the first nine months of 2006, driven by strong double-digit increases at adidas and TaylorMade-adidas Golf as well as the first-time consolidation of the Reebok segment. In euro terms, revenues in Asia also grew 35% to € 1.494 billion in 2006 from € 1.111 billion in 2005. Sales in the adidas segment grew 20% on a currency-neutral basis. This positive development was mainly driven by strong double-digit growth rates in China, Japan and Korea. In euro terms, brand adidas sales increased 20% to € 1.149 billion in 2006 from € 959 million in 2005. Sales for the Reebok business in Asia were € 164 million. First nine months revenues at TaylorMade-adidas Golf increased 24% on a currency-neutral basis as a result of strong sales growth in Japan and Korea. In euro terms, TaylorMade-adidas Golf sales increased 22% to € 181 million in 2006 from € 149 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 21% in Asia during the period. In euro terms, this represents an increase of 20% to € 1.330 billion in the first nine months of 2006 from € 1.111 billion in the prior year.

Currency-Neutral Sales in Latin America Up 54%

In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 54% in the first nine months of 2006. This development mainly reflects strong increases at brand adidas as well as the first-time consolidation of the Reebok segment. In euro terms, sales grew 62% to € 375 million in 2006 from € 231 million in 2005. Brand adidas sales improved 35% on a currency-neutral basis in the first nine months of 2006, driven by particularly strong sales growth in Brazil, Argentina and Chile. This represents an increase of 43% in euro terms to € 319 million in 2006 from € 224 million in 2005. Sales for the Reebok business contributed € 52 million to adidas Group sales in Latin America in 2006. In addition, sales at TaylorMade-adidas Golf, while only a minor component in overall sales, increased 49% on a currency-neutral basis. In euro terms, revenues at TaylorMade-adidas Golf increased 51% to € 3 million (2005: € 2 million) in the first nine months of 2006. Currency-neutral sales for the adidas Group excluding Reebok increased 32% in the first nine months of 2006 in Latin America. In euro terms, this represents an increase of 40% to € 322 million from € 231 million in the prior year.

All Product Categories Grow Strongly

Sales grew strongly in all product categories in the first nine months of 2006. Currency-neutral footwear sales increased 57%, mainly driven by the first-time consolidation of the Reebok business and strong growth rates in nearly all adidas Sport Performance categories as well as double-digit increases in the Sport Heritage division and in adidas Golf footwear. In euro terms, footwear sales grew 59% to € 3.754 billion in 2006 from € 2.361 billion in 2005. Currency-neutral apparel sales increased 48% in the first nine months of 2006. The first-time inclusion of Reebok's apparel business as well as strong increases in all major adidas Sport Performance categories, in the adidas Sport Heritage division and in adidas Golf apparel were the main drivers of this positive development. In euro terms, apparel sales grew 48% to € 3.137 billion in the first nine months of 2006 from € 2.115 billion in 2005. Hardware sales in the first nine months of 2006 increased 45% on a currency-neutral basis, driven by the first-time consolidation of the Reebok business. Double-digit growth at brand adidas in particular due to improvements in the balls category and solid growth rates in the metalwoods and irons categories at TaylorMade also contributed to this development. In euro terms, the increase was 48% to € 945 million in 2006 from € 639 million in 2005. Currency-neutral footwear sales for the adidas Group excluding Reebok grew 10%. In euro terms, this represents an increase of 12% to € 2.633 billion in the first nine months of 2006 from € 2.361 billion in the prior year. Apparel sales for the adidas Group excluding Reebok increased 21% on a currency-neutral basis. In euro terms, apparel sales for the adidas Group excluding Reebok also grew 21% to € 2.559 billion in the first nine months of 2006 from € 2.115 billion in 2005. Currency-neutral hardware sales for the adidas Group excluding Reebok increased 18%. In euro terms, this represents an improvement of 19% to € 762 million in the first nine months of 2006 from € 639 million in the prior year.

Rule 12g3-2(b) File No. 082-04278

Group Gross Profit Increases 42%

The gross margin of the adidas Group declined 3.6 percentage points to 44.9% of sales in the first nine months of 2006 (2005: 48.5%), mainly reflecting the first-time consolidation of Reebok. *Due to its strong presence in North America,* where average gross margins are lower than in other regions, Reebok carries a significantly lower gross margin than the Group average. In addition, Reebok's gross profit in the first nine months includes negative impacts from purchase price allocation in an amount of € 64 million. For the adidas Group excluding Reebok, gross margin decreased 0.5 percentage points to 48.0% in the first nine months of 2006, mainly as a result of lower margins arising from our cooperation agreement with Amer Sports Corporation. Under this agreement, the adidas Group sources softgoods for Salomon at a fixed buying commission in an effort to support the transfer of Salomon business activity to Amer Sports Corporation. As a result of the Group's strong top-line growth, gross profit for the adidas Group rose strongly by 42% in the first nine months of 2006 to reach € 3.518 billion versus € 2.481 billion in the prior year. Excluding Reebok, gross profit grew by 15% to € 2.860 billion in the first nine months of 2006.

Royalty and Commission Income Grows Strongly

Royalty and commission income for the adidas Group increased 81% on a currency-neutral basis, mainly driven by the first-time consolidation of the Reebok business segment and increased royalty and commission income at brand adidas. In euro terms, royalty and commission income also increased by 81% to € 62 million in the first nine months of 2006 from € 34 million in the prior year. Royalty and commission income for the adidas Group excluding Reebok increased 21% on a currency-neutral basis as a result of both an increased number of units sold and higher average royalty rates. In addition, a new cycling license granted to Salomon's Mavic brand from 2006 onwards contributed to this development. In euro terms, royalty and commission income for the adidas Group excluding Reebok grew 22% to € 41 million in the first nine months of 2006 from € 34 million in 2005.

Operating Expenses as a Percentage of Sales Decrease

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 49% to € 2.750 billion in the *first nine months of 2006 from € 1.843 billion in 2005, mainly* as a result of the first-time consolidation of the Reebok business segment. In addition, increased spending at adidas and TaylorMade-adidas Golf which mirrored the strong top-line development of both segments as well as higher marketing expenditures at brand adidas related to 2006 FIFA World Cup™ initiatives influenced this development. As a percentage of sales, however, this equates to 35.1%, which is 0.9 percentage points lower than the 2005 level of 36.0%. This decrease mainly reflects Reebok's lower average operating expense level. Operating expenses for the adidas Group excluding Reebok increased by 17% to € 2.150 billion in the first nine months of 2006 from € 1.843 billion in 2005. As a percentage of sales, this equates to 36.1%, which is 0.1 percentage points higher than the 2005 level of 36.0%, reflecting higher marketing expenditures related to the 2006 FIFA World Cup™ as well as the strong growth of own-retail activities at brand adidas.

Reebok Consolidation Drives Employee Growth

At September 30, 2006, the adidas Group employed 25,877 people. This represents an increase of 68% versus the previous year's level of 15,385 and a 62% increase since the end of 2005 when the Group employed 15,935 people. This strong increase is related to the consolidation of Reebok as of February 1, 2006. In addition, new employees were primarily added to support strong growth in adidas own retail as well as at adidas in Asia. At September 30, 2006, the adidas Group excluding Reebok employed 17,981 people.

Nine Months Gross Profit € in millions


2005[1] 2,481
2006[2] 3,518

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Nine Months Operating Profit € in millions


2005[1] 672
2006[2] 829

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Nine Months Income Before Taxes € in millions


2005[1] 645
2006[2] 709

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Operating Profit Grows 23%

The operating margin of the adidas Group declined 2.6 percentage points to 10.6% of sales in the first nine months of 2006 (2005: 13.1%). This mainly reflects the first-time consolidation of Reebok, which carries a significantly lower operating margin than the Group average, and includes negative impacts from purchase price allocation on cost of sales and operating expenses in a total amount of € 71 million. For the adidas Group excluding Reebok, the operating margin decreased 0.5 percentage points to 12.6% in the first nine months of 2006 from 13.1% in the prior year, reflecting the Group's lower gross margin and higher marketing expenditures related to the 2006 FIFA World Cup™. As a result of strong sales growth, however, operating profit for the adidas Group rose 23% in the first nine months of 2006 to reach € 829 million versus € 672 million in 2005. Excluding Reebok, operating profit for the adidas Group grew by 12% to € 752 million in the first nine months of 2006 from € 672 million in the prior year.

Reebok Acquisition Impacts Net Financial Expenses

Net financial expenses increased 335% to € 121 million in the first nine months of 2006 from € 28 million in the prior year. This reflects the financing of the Reebok acquisition. The cash outflow for this transaction occurred at the end of January 2006.

Financial Income Up 43%

Financial income increased 43% to € 33 million in the first nine months of 2006 from € 23 million in the prior year. This mainly reflects a strong improvement in the Group's cash position at the beginning of the first quarter of 2006 as a result of the capital increase of adidas AG and the proceeds related to the divestiture of the Salomon business segment, both conducted in the fourth quarter of 2005.

Financial Expenses Increase due to Reebok Acquisition

Financial expenses increased 203% to € 154 million in the first nine months of 2006 (2005: € 51 million), mainly as a result of the financing of the Reebok acquisition. An increase of the weighted average interest rate also had an impact on this development, which is mainly related to the higher average interest rate of the financing instruments used for the payment of the Reebok purchase price. This was a result of the longer-term nature of these instruments as well as a higher portion of fixed interest rate borrowings.

Income Before Taxes Up 10%

As a result of the operating improvements in the adidas and TaylorMade-adidas Golf segments, income before taxes (IBT) for the adidas Group increased 10% to € 709 million in the first nine months of 2006 from € 645 million in 2005. As a percentage of sales, however, IBT decreased by 3.6 percentage points to 9.0% in 2006 from 12.6% in 2005, reflecting the significant increase in net financial expenses related to the Reebok acquisition.

Net Income From Continuing Operations Grows 12%

The Group's net income from continuing operations increased 12% to € 483 million in the first nine months of 2006 from € 431 million in 2005. The Group's strong sales increase was the main driver of this improvement. In addition, net income was also positively impacted by the lower year-to-date tax rate, which declined 1.3 percentage points to 31.9% in 2006 (2005: 33.2%) mainly due to a more favorable earnings mix throughout the Group.

No Income/Loss From Discontinued Operations Incurred in the First Nine Months

In the first nine months of 2006, no income or loss from discontinued operations was incurred. This compares to a loss from discontinued operations in the amount of € 37 million in the first nine months of the prior year related to the Salomon business segment, which was divested in October 2005.

Minority Interests Increase by 82%

The Group's minority interests increased 82% to € 13 million in 2006 from € 7 million in the prior year. This increase reflects higher minority interests at brand adidas, mainly in Korea, as well as the first-time consolidation of the Reebok business. Effective September 1, 2006, the adidas Group assumed full ownership of its brand adidas subsidiary in Korea, adidas Korea Ltd., by purchasing the remaining 49% of shares from its joint venture partner. As a result, minority interests for Korea were only included until August 31, 2006.

Rule 12g3-2(b) File No. 082-04278

Nine Months Net Income Attributable to Shareholders
€ in millions

2002	199
2003	234
2004[1]	295
2005[1]	386
2006[2]	469

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards.

Net Income Attributable to Shareholders Up 22%

The Group's net income attributable to shareholders increased 22% to € 469 million in 2006 from € 386 million in 2005. This improvement reflects the outstanding performance of the adidas and TaylorMade-adidas Golf segments. The non-recurrence of losses from discontinued operations related to the Salomon business in 2005 also had a positive impact on this strong development.

Basic Earnings Per Share Increase 10%

On June 6, 2006, adidas AG conducted a share split with each existing adidas AG share being divided into four shares. All numbers of shares have been restated. The Group's basic earnings per share from continuing and discontinued operations increased 10% to € 2.31 in the first nine months of 2006 versus € 2.10 in 2005 despite the capital increase conducted on November 3, 2005. The Group's total number of shares outstanding increased by 226,680 shares in the first nine months of 2006 to 203,496,860 as a result of shares from stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas AG, as well as the conversion of one tranche of the convertible bond. Consequently, the average number of shares used in the calculation of basic earnings per share was 203,337,185 (2005 average: 183,866,908). Diluted earnings per share from continuing and discontinued operations in the first nine months of 2006 increased 11% to € 2.18 from € 1.97 in the prior year. The dilutive effect mainly results from approximately 16 million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Subsequent Macroeconomic and adidas Group Developments

Between the end of the first nine months of 2006 and the publication of this report on November 9, 2006, there have been no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward. With regard to Group-specific matters, we announced the planned divestiture of the Greg Norman Collection (GNC) apparel business to MacGregor Golf Company on October 24, 2006. The transaction excludes existing GNC-related retail outlet operations and is expected to be completed by the end of 2006. This transaction only has a minor impact on the adidas Group given the small size of the business involved. However, it will have a noticeable impact on the TaylorMade-adidas Golf segmental reporting.

Balance Sheet and Cash Flow

Reebok Acquisition Impacts Balance Sheet Items

Compared to the prior year, our balance sheet now also includes the assets and liabilities for the Reebok business, which is consolidated as of February 1, 2006.

Total Assets Increase 73%

At the end of the first nine months of 2006, total assets increased 73% to € 8.973 billion versus € 5.181 billion in the prior year, mainly as a result of the inclusion of assets related to the Reebok business.

Inventories Up 42%

Group inventories increased 42% to € 1.498 billion in 2006 versus € 1.053 billion in 2005, largely as a result of the first-time inclusion of € 395 million in inventories related to the Reebok business. On a currency-neutral basis, this increase was 48%. Inventories for the adidas Group excluding Reebok grew 5% (+9% currency-neutral), reflecting progress made to reduce retail inventories in the emerging markets.

Balance Sheet Structure[1] in % of total assets

Assets	2006[2]	2005[3]
Cash and cash equivalents	2.5	4.9
Inventories	16.7	20.3
Accounts receivable	21,3	23.6
Fixed assets	45.3	19.7
Other assets	14.2	31.5
Total assets (€ in millions)	8,973	5,181

1) For absolute figures see Consolidated Balance Sheet.
2) Including Reebok business.
3) Restated due to application of IAS 32/IAS 39.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	2006[2]	2005[3]
Accounts payable	6.8	10.2
Long-term borrowings	33.2	22.3
Other liabilities	27.8	28.1
Total equity	32.2	39.4
Total liabilities and equity (€ in millions)	8,973	5,181

1) For absolute figures see Consolidated Balance Sheet.
2) Including Reebok business.
3) Restated due to application of IAS 32/IAS 39.

Receivables Grow 57%

Group receivables grew 57% (+62% currency-neutral) to € 1.914 billion at the end of the first nine months of 2006 versus € 1.220 billion in the prior year, primarily due to the first-time inclusion of receivables totaling € 612 million related to the Reebok business. Receivables for the adidas Group excluding Reebok increased 7% (+10% currency-neutral), which is lower than the strong sales growth during the third quarter of 2006.

Other Current Assets Up 40%

Other current assets increased 40% to € 617 million at the end of the first nine months of 2006 from € 442 million in 2005, mainly due to other current assets in an amount of € 119 million related to the Reebok business. Other current assets for the adidas Group excluding Reebok were up 13%, mainly due to increased tax receivables and prepaid expenses.

Fixed Assets Nearly Triple

Fixed assets increased by 298% to € 4.067 billion at the end of the first nine months of 2006 versus € 1.023 billion in 2005, primarily related to the first-time inclusion of Reebok. As a result of purchase price allocation, intangible assets were capitalized in amounts of € 1.745 billion and € 1.141 billion related to trademarks and goodwill, respectively. Other additions of € 272 million in the first nine months of 2006 were partly counterbalanced by depreciation and amortization of € 180 million and disposals in an amount of € 3 million. Currency effects had a negative impact on fixed assets of € 175 million.

Rule 12g3-2(b) File No. 082-04278

Total Assets[1] € in millions

2005[2]	5,181
2006[3]	8,973

1) At September 30
2) Includes continuing and discontinued operations.
3) Including Reebok business.

Net Borrowings[1] € in millions

2005	657
2006[2]	2,728

1) At September 30
2) Including Reebok business.

Shareholders' Equity[1] € in millions

2005[2]	2,014
2006[3]	2,885

1) At September 30
2) Restated due to application of IAS 32/IAS 39.
3) Including Reebok business.

Other Non-Current Assets Decrease 4%

Other non-current assets decreased by 4% to € 118 million at the end of the first nine months of 2006 from € 123 million in 2005, mainly due to a lower non-current portion of prepaid promotion contracts which more than compensated the first-time consolidation of the Reebok business. Non-current assets for the adidas Group excluding Reebok decreased 8%.

Net Borrowings at € 2.728 billion

Net borrowings at September 30, 2006 were € 2.728 billion, up 315% or € 2.070 billion versus € 657 million in the prior year. This increase was driven by the payment of around € 3.2 billion for the acquisition of Reebok International Ltd. (USA), paid on January 31, 2006. In addition, the payment of around € 170 million for the buyback of Reebok's major properties in the USA and in Europe influenced this development. As a consequence, the Group's financial leverage increased by 61.9 percentage points to 94.6% in 2006 versus 32.6% in 2005. Compared to the 2005 year-end net cash level of € 551 million, the Group's net debt increased by € 3.279 billion.

Other Non-Current Liabilities Decrease 3%

Other non-current liabilities decreased 3% to € 25 million at the end of the first nine months of 2006 from € 26 million in 2005, primarily due to a decreased non-current portion of negative fair values of financial instruments used for hedging activities within the Group. Other non-current liabilities for the adidas Group excluding Reebok decreased 4%.

Equity Base Further Strengthened

Shareholders' equity rose 43% to € 2.885 billion at the end of the first nine months of 2006 versus € 2.014 billion in 2005 and mainly reflects the capital increase which took place in November 2005. This also includes the adjustment of the prior year figure in accordance with revised IFRS. Additionally, the majority of net income was retained.

Operating Cash Flow Reflects Seasonality of Business

In the first nine months of 2006, the Group used € 2.784 billion of net cash for investing activities mainly related to the acquisition of Reebok as well as spending for property, plant and equipment, such as the investment in adidas own-retail activities. Cash inflow from operating activities was € 105 million and was primarily used to finance working capital needs in accordance with the seasonality of the business. Cash inflow from financing activities totaled € 1.392 billion, mainly reflecting increases in long-term borrowings to finance the acquisition of Reebok.

adidas

In the first nine months of 2006, currency-neutral sales at adidas increased 15% driven by double-digit revenue growth in all regions. In euro terms, revenues also grew 15% to € 5.248 billion in 2006 from € 4.545 billion in 2005. Gross margin increased by 1.1 percentage points to 46.9% in the first nine months of 2006 (2005: 45.8%), mainly as a result of a higher proportion of own-retail activities, a more favorable product mix as well as higher clearance sales margins, which more than offset higher input prices. As a result of the strong top-line development and gross margin improvement, adidas gross profit rose by 18% to € 2.462 billion in the first nine months of 2006 *versus € 2.081 billion in the prior year. Operating margin* remained stable at 14.8% compared to the prior year as strong sales and gross margin increases were offset by increased operating expenses as a result of higher marketing spending associated with the 2006 FIFA World Cup™ and the continued expansion of own-retail activities. Operating profit increased by 16% to € 778 million in the first nine months of 2006 versus € 674 million in the prior year.

Currency-Neutral Sales Up 15 % in the First Nine Months of 2006

In the first nine months of 2006, revenues for the adidas segment improved 15% on a currency-neutral basis driven by double-digit sales increases in all regions. In euro terms, revenues also grew 15% to € 5.248 billion in the first nine months of 2006 from € 4.545 billion in 2005. Sales for adidas own-retail activities rose 35% on a currency-neutral basis and 36% in euro terms to € 740 million (2005: € 545 million) and accounted for 14% of brand adidas sales in the first nine months of 2006. This increase was driven by both double-digit increases in comparable store sales and new store openings.

Sport Performance Division Grows 14%

Sport Performance sales in the first nine months increased 14% on a currency-neutral basis driven by strong growth in footwear, apparel and hardware. Strong increases in nearly all major categories, in particular football which was positively impacted by the 2006 FIFA World Cup™, contributed to this development. In euro terms, Sport Performance sales *also improved 14% during the first nine months of 2006 to* € 4.027 billion from € 3.518 billion in the prior year.

Sport Heritage Division Up 15%

Currency-neutral sales in the Sport Heritage division grew strongly during the first nine months of 2006, up 15% compared to the prior year. This increase was driven by double-digit growth rates in both footwear and apparel. In euro terms, Sport Heritage sales also improved 15% to € 1.164 billion in 2006 from € 1.009 billion in 2005.

Sport Style Sales Grow Strongly

Sport Style sales increased 40% on a currency-neutral basis in the first nine months of 2006. In euro terms, revenues also improved 40% to € 23 million in the first nine months of 2006 versus € 17 million in the prior year. This development reflects positive market reaction to a strong product range.

adidas at a Glance € in millions

	Nine Months 2006	Nine Months 2005	Change
Net sales	**5,248**	4,545	15%
Gross margin	**46.9%**	45.8%	1.1pp
Operating profit	**778**	674	16%

Nine Months adidas Net Sales € in millions


2002
4,050
2003
4,017
2004
4,155
2005
4,545
2006
5,248

adidas Net Sales by Region € in millions

	Nine Months 2006	Nine Months 2005	Change
Europe	**2,715**	2,438	11%
North America	**1,029**	903	14%
Asia	**1,149**	959	20%
Latin America	**319**	224	43%

Gross Margin at 46.9%

The adidas gross margin increased by 1.1 percentage points to 46.9% in the first nine months of 2006 from 45.8% in 2005 mainly due to positive effects from increased own-retail activities, a more favorable product mix as well as higher clearance sales margins, which more than offset higher input prices. As a result of this margin improvement coupled with a strong top-line development, adidas gross profit grew 18% to € 2.462 billion in the first nine months of 2006 from € 2.081 billion in 2005.

Royalty and Commission Income Grows 27%

During the first nine months of 2006, royalty and commission income at brand adidas grew by 27% to € 55 million from € 44 million in 2005. This increase was driven by both an increased number of units sold and higher average royalty rates as well as increased intra-Group royalties, received from the TaylorMade-adidas Golf segment. Furthermore, the increase in royalty and commission income is partly due to a new cycling license granted to Salomon's Mavic brand from 2006 onwards.

adidas Net Sales by Quarter € in millions


Q1 2005 1,512
Q1 2006 1,776
Q2 2005 1,304
Q2 2006 1,532
Q3 2005 1,729
Q3 2006 1,941
Q4 2005 1,316
Q4 2006

adidas Operating Profit by Quarter € in millions


Q1 2005 258
Q1 2006 279
Q2 2005 92
Q2 2006 135
Q3 2005 324
Q3 2006 365
Q4 2005 20
Q4 2006

2006 FIFA World Cup™ Impacts Operating Expenses

adidas operating expenses grew 20% to € 1.738 billion in the first nine months of 2006 from € 1.451 billion in 2005. This operating expense increase primarily reflects higher marketing working budget expenditures associated with the 2006 FIFA World Cup™ as well as the continued expansion of adidas own-retail activities. As a percentage of sales, operating expenses increased 1.2 percentage points to 33.1% during the first nine months of 2006 (2005: 31.9%).

Operating Profit Increases 16%

During the first nine months of 2006, adidas operating margin remained stable at 14.8% compared to the prior year. This was a result of the improved sales and gross margin which offset higher operating expenses as a percentage of sales. Operating profit for the adidas segment increased 16% to € 778 million versus € 674 million during the same period in the prior year.

Reebok

In the period from February to September 2006, currency-neutral sales for the Reebok segment decreased 9% versus the prior year. In euro terms, revenues declined *7% to € 1.828 billion in 2006 from € 1.970 billion in 2005.* Purchase price allocation related to the first-time consolidation of Reebok within the adidas Group had a significant negative impact on profitability in the Reebok segment. Reebok's gross margin was 34.8% in 2006, including negative effects of € 64 million from purchase price allocation related to the first-time consolidation of Reebok within the adidas Group. Gross profit for Reebok in the period from February to September 2006 was € 636 million. Operating profit was € 71 million in 2006, including negative effects in a total amount of € 71 million from purchase price allocation. As a result, Reebok's operating margin was 3.9%. Excluding effects from purchase price allocation, Reebok's *gross margin was 38.3% and the operating margin was* 7.7% in the period from February to September 2006.

First-Time Consolidation of the Reebok Business Segment

The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The performance of this business is shown in the Reebok segment, including the brands Reebok, Rockport, Jofa, CCM, Koho and Rbk Hockey. Reebok's results are not comparable with last year's reported results, as only eight months of Reebok's results are consolidated and the NBA and Liverpool licensed business has been transferred to brand adidas and the Greg Norman business has been transferred to the TaylorMade-adidas Golf segment. In addition, the comparability of current year results with the prior year is not meaningful as the applicable accounting standards have changed from US-GAAP to IFRS and significant negative impacts related to purchase price allocation are included in the reported results. Accounting changes at Reebok relate, for example, to the classification of leases and the harmonization of the useful lives of tangible and intangible assets. As a result, comparable prior year figures are only shown on a sales level in this section. These results are based on US-GAAP and not IFRS. As Reebok was not part of the adidas Group in 2005, these figures were not included in the reported prior year results of the adidas Group.

Reebok at a Glance[1] € in millions

	Nine Months 2006	Nine Months 2005	Change
Net sales	1,828	1,970[2]	(7%)
Gross margin	34.8%	-	-
Operating profit	71	-	-

1) Only includes eight months of the nine-month period.
2) Not consolidated within the adidas Group. Reebok prior year results are based on US-GAAP and not IFRS.

Reebok Net Sales by Region[1] € in millions

	Nine Months 2006
Europe	553
North America	1,060
Asia	164
Latin America	52

1) Only includes eight months of the nine-month period.

Currency-Neutral Sales Down 9%

In the period from February to September 2006, sales for the Reebok segment decreased 9% on a currency-neutral basis as a result of sales declines at the Reebok brand in North America and Europe, which more than offset strong increases in Asia and Latin America. In euro terms, sales were down 7% to € 1.828 billion in 2006 from € 1.970 billion in 2005. This development, however, includes a sequential improvement in the Reebok segment with sales development in the third quarter visibly improved versus the first and second quarter performance.

Currency-Neutral Sales of Brand Reebok Decline 12%

Sales of the Reebok brand were € 1.471 billion in the period from February to September 2006. This represents a decline of 12% on a currency-neutral basis, mainly due to lower sales of Reebok's lifestyle product offering and the transfer of the NBA and Liverpool licensed business to brand adidas.

Rockport Sales Grow 6% on a Currency-Neutral Basis

Rockport sales were € 218 million in the period from February to September 2006. This represents an increase of 6% on a currency-neutral basis, mainly driven by new initiatives in the Men's collections Urban, Works and Capital as well as strong growth in the Women's category.

Currency-Neutral Sales of The Hockey Company Up 16%

Sales of The Hockey Company were € 140 million in the period from February to September 2006. This represents an increase of 16% on a currency-neutral basis, mainly reflecting a strong product offering and the absence of last year's NHL players' strike which negatively impacted sales of NHL licensed products in 2005.

Gross Margin Impacted by Negative Purchase Price Allocation Effects

Reebok's gross profit was € 636 million in the period from February to September 2006, which reflects a gross margin of 34.8%. Gross profit, however, was significantly impacted by accounting effects of € 64 million related to the purchase price allocation for the Reebok segment. Excluding these effects, the Reebok gross margin was 38.3%. This margin is lower than the adidas Group's average gross margin due to Reebok's overproportionate exposure to region North America, where average gross margins in our industry are generally lower than in other regions.

Royalty and Commission Income at € 20 million

For the period from February to September 2006, royalty and commission income at Reebok was € 20 million. This relates primarily to royalty income for fitness equipment.

Purchase Price Allocation Impacts Operating Expense Level

Reebok's operating expenses were € 585 million in the period from February to September 2006. As a percentage of sales, operating expenses reached 32.0%. Operating expenses were negatively impacted by purchase price allocation effects of € 7 million. Excluding these effects, Reebok operating expenses as a percentage of sales were 31.6%.

Purchase Price Allocation Effects Dilute Operating Margin

The operating margin of the Reebok segment was 3.9% in the period from February to September 2006 primarily as a result of the significant negative accounting charge on cost of sales and operating expenses in a total amount of € 71 million related to the purchase price allocation for the Reebok segment. Excluding this effect, Reebok's operating margin was 7.7% in 2006. Reebok's operating profit reached € 71 million. Excluding negative effects from the purchase price allocation, operating profit was € 142 million.

TaylorMade-adidas Golf

Sales for TaylorMade-adidas Golf in the first nine months of 2006 grew by 23% on a currency-neutral basis, driven by solid increases in nearly all major product categories as well as the first-time inclusion of the Greg Norman apparel business. In euro terms, this represents an improvement of 25% to € 658 million in 2006 from € 528 million in 2005. TaylorMade-adidas Golf gross margin decreased 1.7 percentage points to 44.0% in the first nine months of 2006 from 45.7% in 2005. This development was mainly due to lower margins in the metalwoods category as a result of a summer promotional sales initiative as well as the first-time inclusion of the Greg Norman apparel business. As *a result of the strong top-line development, gross profit* increased 20% to € 289 million in the first nine months of 2006 from € 241 million in the prior year. Operating margin increased 0.2 percentage points to 7.6% in the first nine months of 2006 from 7.4% in 2005 due to operating expense leverage which more than offset the gross margin decline. As a result, operating profit increased 29% to € 50 million in 2006 from € 39 million in 2005.

Strong Sales Growth at TaylorMade-adidas Golf in the First Nine Months

Currency-neutral sales at TaylorMade-adidas Golf increased by 23% in the first nine months of 2006. This strong performance was driven by solid sales growth in nearly all major categories as well as the first-time inclusion of the Greg Norman apparel business, which contributed sales of € 54 million. In euro terms, revenues grew 25% to € 658 million in 2006 from € 528 million in 2005.

Gross Margin at 44.0%

TaylorMade-adidas Golf's gross margin decreased 1.7 percentage points to 44.0% in the first nine months of 2006 from 45.7% in the prior year. This development was mainly due to lower margins in the metalwoods category primarily as a result of a summer promotional sales initiative as well as the first-time inclusion of the Greg Norman business, which carries a lower than average gross margin. These effects were only partly compensated by increased margins in golf balls, putters and footwear. As a result of the strong *top-line development, however, gross profit increased* 20% to € 289 million in the first nine months of 2006 from € 241 million in 2005.

Royalty and Commission Income at TaylorMade-adidas Golf Declines Modestly

Royalty and commission income at TaylorMade-adidas Golf declined 7% to negative € 13 million in 2006 (2005: negative € 12 million). This development was driven by higher intra-Group royalties paid to the adidas segment as a result of increased sales at adidas Golf, which are recorded in the TaylorMade-adidas Golf segment. In the adidas segment, these intra-Group royalties are correspondingly shown as part of royalty and commission income. The increase in intra-Group royalties paid to the adidas segment was partly offset by an increase in royalty income.

TaylorMade-adidas Golf at a Glance € in millions

	Nine Months 2006[1]	Nine Months 2005	Change
Net sales	**658**	528	25%
Gross margin	**44.0%**	45.7%	(1.7pp)
Operating profit	**50**	39	29%

1) Includes Greg Norman apparel business for eight months of the nine-month period.

Nine Months TaylorMade-adidas Golf Net Sales € in millions


2002 516
2003 487
2004 477
2005 528
2006[1] 658

1) Includes Greg Norman apparel business for eight months of the nine-month period.

TaylorMade-adidas Golf Net Sales by Region € in millions

	Nine Months 2006[1]	Nine Months 2005	Change
Europe	**71**	77	(8%)
North America	**403**	300	34%
Asia	**181**	149	22%
Latin America	**3**	2	51%

1) Includes Greg Norman apparel business for eight months of the nine-month period.

Rule 12g3-2(b) File No. 082-04278

Operating Expenses as a Percentage of Sales Decline Strongly

Operating expenses at TaylorMade-adidas Golf increased 19% to € 227 million in the first nine months of 2006 from € 191 million in 2005 impacted by the first-time inclusion of the Greg Norman apparel business. As a percentage of sales, however, operating expenses declined strongly, decreasing 1.7 percentage points to 34.4% (2005: 36.1%). This reflects lower marketing expenditures as a percentage of net sales due to the outstanding sales growth in the first nine months of 2006.

Operating Profit Grows 29%

The operating margin of TaylorMade-adidas Golf increased 0.2 percentage points to 7.6% during the first nine months of 2006 from 7.4% in 2005. This development was a result of the operating expense leverage which more than offset the gross margin decline. The operating profit for TaylorMade-adidas Golf improved strongly, up 29% to € 50 million in the first nine months of 2006 from € 39 million in 2005, mainly driven by the strong top-line performance.

TaylorMade-adidas Golf Net Sales by Quarter
€ in millions


Q1 2005
149
Q1 2006[1]
201
Q2 2005
202
Q2 2006[2]
264
Q3 2005
177
Q3 2006[2]
194
Q4 2005
181
Q4 2006

1) Includes Greg Norman apparel business for two months of the three-month period.
2) Includes Greg Norman apparel business.

TaylorMade-adidas Golf Operating Profit by Quarter
€ in millions


Q1 2005
(1)
Q1 2006[1]
2
Q2 2005
30
Q2 2006[2]
33
Q3 2005
9
Q3 2006[2]
15
Q4 2005
11
Q4 2006

1) Includes Greg Norman apparel business for two months of the three-month period.
2) Includes Greg Norman apparel business.

Outlook

The adidas Group expects strong top- and bottom-line performance in 2006. Sales will reach € 10 billion for the first time in the Group's history, supported by the first-time inclusion of Reebok and currency-neutral sales growth for the adidas Group excluding Reebok of around 12%. The Group's gross margin is expected to be in the range of between 44 and 46% (between 47 and 48% excluding Reebok) and the Group's operating margin is forecasted to be around 9% (between 10 and 10.5% excluding Reebok). Net income attributable to shareholders for the adidas Group is expected to approach € 500 million.

Global Economic Growth to Remain Strong

The global economy is forecasted to continue the solid expansion of the first nine months in the last quarter of the year. However, inflationary pressures in Europe and Japan resulting in tightened monetary policies and continued large global trade imbalances are risks to the downside. For the full year, global economic growth is expected to be around 5%. In Western Europe the uptrend is believed to have reached its peak in the middle of the year. Nevertheless, there are no signs of a significant slowdown in growth as corporate investment and private consumption are forecasted to continue to develop positively. The pace of economic expansion in the region's emerging markets will remain very strong. For the region as a whole, full year growth is expected to exceed 2%. In the USA, economic growth is forecasted to slow due to the cooling housing market. As a result, decreasing consumer confidence is likely to negatively affect private consumption. Growth in the fourth quarter, however, is expected to remain largely unaffected by this development. Full year growth is forecasted to be around 3%, as business investment is projected to continue to be strong on the back of solid corporate profits. The Asian economies are expected to continue to grow solidly in the fourth quarter. The Japanese economy is forecasted to achieve macroeconomic growth of 2 to 3% in 2006 despite its recent slowdown. The presidential elections are not likely to result in major changes of economic policies. Growth in China is forecasted to exceed 9% this year, as investment and export activity are projected to remain strong. The region's emerging markets are expected to continue to benefit from strong export demand and grow by more than 8%. In Latin America, economic prospects continue to be positive. Increased public spending across the region and strong domestic demand are forecasted to result in full year economic growth of more than 4%.

Mixed Outlook for Sporting Goods Industry

The outlook for the sporting goods industry for the rest of the year is mixed. In Europe, market development is forecasted to continue to be highly differentiated by region. While solid growth rates are projected for the region's emerging markets, the industry is expected to grow only moderately in the Western European countries where strong World Cup related football sales at the end of 2005 will not be repeated. Despite recent initiatives by suppliers to limit promotional activity among retailers, the UK market is expected to remain highly competitive. In North America, growth of the sporting goods industry is forecasted to further moderate compared to the first nine months of the year. The polarization of the market between high-end marquee product and more fashion-oriented styles is expected to continue. The Asian sporting goods industry is forecasted to develop positively. The Chinese and other emerging markets are expected to continue to perform robustly, whereas the Japanese market is projected to grow only moderately. In Latin America, prospects for the industry continue to be positive.

adidas Group Sales Expected to Reach € 10 Billion

For the combined adidas Group, we expect sales to reach € 10 billion for the first time in the Group's history, supported by the first-time inclusion of Reebok and the strong development of the adidas and TaylorMade-adidas Golf segments. As a result of the strong performance in the first nine months of the year and the current backlog situation at brand adidas as well as the increasing importance of both at-once and own-retail activities for our Group, we expect around 12% currency-neutral sales growth for the adidas Group excluding Reebok, which is visibly higher than both macroeconomic and industry growth rates for the full year.

Rule 12g3-2(b) File No. 082-04278

Low Double-Digit Sales Growth Expected for adidas Segment

Backlogs for the adidas brand at the end of the third quarter of 2006 increased 3% versus the prior year on a currency-neutral basis. In euro terms, this represents a stable development. Footwear backlogs grew 2% in currency-neutral terms (–2% in euros), led by improvements in the Sport Performance tennis and training categories as well as in Sport Heritage. Apparel backlogs grew 5% on a currency-neutral basis (+2% *in euros), driven by improvements in the Sport Performance* categories training and tennis. The transfer of the NBA and Liverpool licensed business from Reebok to adidas had a positive impact of approximately 1 percentage point on the development of brand adidas backlogs. As a result of the strong first nine months performance, the positive order book and strong growth expectations for our at-once and own-retail activities, we continue to expect low double-digit currency-neutral sales growth for brand adidas in 2006.

Mid-Single-Digit Sales Decline Expected for Reebok in 2006

Backlogs for the Reebok brand at the end of the third quarter of 2006 decreased 14% versus the prior year on a currency-neutral basis. In euro terms, this represents a decline of 16%. *Footwear backlogs declined 11% in currency-neutral terms* (–14% in euros), mainly due to decreases in Reebok's lifestyle product offering. Apparel backlogs were down 19% on a currency-neutral basis (–21% in euros) as a result of declines in Reebok's licensed and branded apparel business as well as the transfer of the NBA and Liverpool business from Reebok to adidas. This transfer had a negative impact of approximately 3 percentage points on Reebok's order backlog development. Consequently, we expect Reebok sales for eleven months of 2006, with consolidation starting on February 1, 2006, to decline at mid-single-digit rates versus the prior year on a like-for-like basis.

Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	(7)	(1)	10	(2)
Apparel	(7)	4	14	2
Total[2]	**(8)**	**2**	**12**	**0**

1) At September 30, change year-over-year.
2) Includes hardware backlogs.

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	(5)	4	16	2
Apparel	(5)	9	20	5
Total[2]	**(6)**	**6**	**18**	**3**

1) At September 30, change year-over-year.
2) Includes hardware backlogs.

Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total
Footwear	3	(30)	(14)
Apparel	(19)	(25)	(21)
Total[2]	**(6)**	**(29)**	**(16)**

1) At September 30, change year-over-year.
2) Includes hardware backlogs.

Currency-Neutral Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total
Footwear	4	(27)	(11)
Apparel	(18)	(22)	(19)
Total[2]	**(5)**	**(25)**	**(14)**

1) At September 30, change year-over-year.
2) Includes hardware backlogs.

TaylorMade-adidas Golf to Grow at Double-Digit Rates

For TaylorMade-adidas Golf excluding the Greg Norman Collection, we expect double-digit sales growth on a currency-neutral basis in 2006. Although backlog information is not meaningful for this segment, our growth expectations are supported by trade show performance and ongoing dialog with customers.

Accounting Effects to Negatively Impact Profitability of *Reebok Segment by At Least € 80 Million*

The accounting treatment of purchase price allocation will negatively impact the Reebok segment throughout 2006. This treatment, which requires us to assign fair values and take corresponding depreciation charges on acquired assets such as inventories, backlogs, contracts and patents, has no impact on our operating business or its free cash flow generation. These accounting charges will negatively affect our reported 2006 results by at least € 80 million on the cost of sales and operating expense lines. More than € 60 million of the total is included in the gross margin. The remaining negative effect of less than € 20 million per year impacts the operating expenses and will diminish over the next six years.

Group Gross Margin Expected to be at Between 44 and 46%

The gross margin for the adidas Group including Reebok is *expected to be in a range of between 44 and 46% in 2006* compared to 48.2% in the prior year, mainly as a result of the first-time consolidation of the Reebok business. One-time effects associated with purchase price allocation will have a visibly negative impact on the gross margin in 2006. In addition, Reebok's gross margin is lower than the Group's average margins due to the heavy weighting of North America in their business mix, which carries a significantly lower gross margin versus other regions. The gross margin for the adidas Group excluding Reebok is expected to decline modestly to between 47 and 48%, impacted by our cooperation agreement with Amer Sports Corporation. Under this agreement, the adidas Group sources softgoods for Salomon at a fixed buying commission. Further, positive currency effects on our sourcing costs, enjoyed in the previous years, are not expected to be repeated in 2006.

adidas Group 2006 Targets

Sales	ca. € 10 billion
Gross margin	44 to 46%
Operating margin	ca. 9%
Net income attributable to shareholders	€ 480 – 490 million

adidas Group Excluding Reebok 2006 Targets

Sales growth	≥12%
Gross margin	47 to 48%
Operating margin	10 to 10.5%

Operating Margin Expected to be at Around 9%

The adidas Group including Reebok is expected to generate *an operating margin of around 9% in 2006* compared to 10.7% in 2005, strongly impacted by the first-time inclusion of the Reebok business and impacts from purchase price allocation. For the adidas Group excluding Reebok, we are projecting an operating margin of between 10 and 10.5% in 2006 due to the Group's expected lower gross margin as well as higher marketing expenditures related to the 2006 FIFA World Cup™ and growing adidas own-retail activities.

Full Year Net Income for the adidas Group to Grow at Double-Digit Rates

We expect double-digit growth in net earnings of the adidas Group for the sixth consecutive year. Net income attributable to shareholders for the adidas Group is expected to approach € 500 million (in a range between € 480 and € 490 million) as a result of top-line improvement, ongoing strong profitability and the non-recurrence of the loss from discontinued operations reported in 2005. Reebok's earnings are expected to exceed both the additional interest expenses for the adidas Group related to the Reebok acquisition and the negative effects resulting from purchase price allocation, thus having an accretive impact.

Rule 12g3-2(b) File No. 082-04278

Consolidated Balance Sheet € in millions

	Sep. 30 2006	Sep. 30 2005[1]	Change in %	Dec. 31 2005
Cash and cash equivalents	**224**	252	(11.2)	1,525
Short-term financial assets	**32**	245	(87.1)	61
Accounts receivable	**1,914**	1,220	56.9	965
Inventories	**1,498**	1,053	42.3	1,230
Other current assets	**617**	442	39.6	586
	4,284	3,211	33.4	4,367
Assets classified as held for sale	**-**	663	(100.0)	-
Total current assets	**4,284**	3,874	10.6	4,367
Property, plant and equipment, net	**666**	367	81.4	424
Goodwill, net	**1,506**	438	243.8	436
Other intangible assets, net	**1,783**	90	1880.8	91
Long-term financial assets	**112**	128	(12.3)	114
Deferred tax assets	**503**	162	211.2	195
Other non-current assets	**118**	123	(3.6)	122
Total non-current assets	**4,689**	1,307	258.7	1,384
Total assets	**8,973**	5,181	73.2	5,750
Accounts payable	**606**	528	14.8	684
Income taxes	**386**	239	61.6	283
Accrued liabilities and provisions	**1,005**	634	58.7	634
Other current liabilities	**249**	176	41.6	190
	2,247	1,576	42.5	1,790
Liabilities classified as held for sale	**-**	159	(100.0)	-
Total current liabilities	**2,247**	1,735	29.5	1,790
Long-term borrowings	**2,983**	1,154	158.4	1,035
Pensions and similar obligations	**154**	142	9.0	148
Deferred tax liabilities	**672**	84	699.1	42
Other non-current liabilities	**25**	26	(2.7)	22
Total non-current liabilities	**3,835**	1,406	172.8	1,248
Share capital	**203**	118	72.7	130
Reserves	**496**	38	1220.1	700
Amounts directly recognized in equity relating to assets held for sale	**-**	(2)	100.0	-
Retained earnings	**2,185**	1,861	17.4	1,854
Shareholders' equity	**2,885**	2,014	43.2	2,684
Minority interests	**7**	27	(73.0)	28
Total equity	**2,892**	2,041	41.7	2,712
Total liabilities and equity	**8,973**	5,181	73.2	5,750

Rounding differences may arise in percentages and totals. 1) Restated due to application of IAS 32/IAS 39.

Rule 12g3-2(b) File No. 082-04278

Consolidated Income Statement € in millions

	Nine Months 2006	Nine Months 2005[1]	Change	Nine Months 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	**7,836**	5,115	53.2%	**5,954**	16.4%
Cost of sales	**4,318**	2,633	64.0%	**3,094**	17.5%
Gross profit	**3,518**	2,481	41.8%	**2,860**	15.3%
(% of net sales)	**44.9%**	48.5%	(3.6pp)	**48.0%**	(0.5pp)
Royalty and commission income	**62**	34	81.3%	**41**	21.6%
Selling, general and administrative expenses	**2,623**	1,770	48.2%	**2,056**	16.2%
(% of net sales)	**33.5%**	34.6%	(1.1pp)	**34.5%**	(0.1pp)
Depreciation and amortization (excl. goodwill)	**127**	73	73.5%	**94**	28.4%
Operating profit	**829**	672	23.3%	**752**	11.8%
(% of net sales)	**10.6%**	13.1%	(2.6pp)	**12.6%**	(0.5pp)
Financial income	**33**	23	42.8%		
Financial expenses	**154**	51	202.8%		
Income before taxes	**709**	645	9.9%		
(% of net sales)	**9.0%**	12.6%	(3.6pp)		
Income taxes	**226**	214	5.6%		
(% of income before taxes)	**31.9%**	33.2%	(1.3pp)		
Net income from continuing operations	**483**	431	12.1%		
(% of net sales)	**6.2%**	8.4%	(2.3pp)		
Income from discontinued operations, net of tax	**–**	(37)	100.0%		
Net income	**483**	394	22.6%		
(% of net sales)	**6.2%**	7.7%	(1.5pp)		
Net income attributable to shareholders	**469**	386	21.5%		
(% of net sales)	**6.0%**	7.6%	(1.6pp)		
Net income attributable to minority interests	**13**	7	82.5%		
Basic earnings per share from continuing operations (in €)[2]	**2.31**	2.30	0.2%		
Diluted earnings per share from continuing operations (in €)[2]	**2.18**	2.16	1.1%		
Basic earnings per share from continuing and discontinued operations (in €)[2]	**2.31**	2.10	9.9%		
Diluted earnings per share from continuing and discontinued operations (in €)[2]	**2.18**	1.97	10.6%		

Rounding differences may arise in percentages and totals.

1) Restated due to application of IAS 32.

2) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Rule 12g3-2(b) File No. 082-04278

Consolidated Income Statement € in millions

	3rd Quarter 2006	3rd Quarter 2005[1]	Change	3rd Quarter 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	**2,949**	1,924	53.3%	**2,154**	11.9%
Cost of sales	**1,622**	990	63.8%	**1,117**	12.8%
Gross profit	**1,327**	934	42.1%	**1,037**	11.0%
(% of net sales)	**45.0%**	48.5%	(3.5pp)	**48.1%**	(0.4pp)
Royalty and commission income	**24**	13	90.1%	**14**	14.6%
Selling, general and administrative expenses	**896**	606	47.8%	**667**	10.0%
(% of net sales)	**30.4%**	31.5%	(1.1pp)	**31.0%**	(0.5pp)
Depreciation and amortization (excl. goodwill)	**46**	25	84.5%	**35**	40.1%
Operating profit	**409**	315	29.7%	**349**	10.6%
(% of net sales)	**13.9%**	16.4%	(2.5pp)	**16.2%**	(0.2pp)
Financial income	**6**	9	(38.9%)		
Financial expenses	**54**	15	254.7%		
Income before taxes	**360**	309	16.5%		
(% of net sales)	**12.2%**	16.1%	(3.9pp)		
Income taxes	**111**	102	8.7%		
(% of income before taxes)	**30.9%**	33.1%	(2.2pp)		
Net income from continuing operations	**249**	207	20.3%		
(% of net sales)	**8.4%**	10.8%	(2.3pp)		
Income from discontinued operations, net of tax	**–**	11	(100.0%)		
Net income	**249**	218	14.1%		
(% of net sales)	**8.4%**	11.3%	(2.9pp)		
Net income attributable to shareholders	**244**	215	13.3%		
(% of net sales)	**8.3%**	11.2%	(2.9pp)		
Net income attributable to minority interests	**5**	3	76.5%		
Basic earnings per share from continuing operations (in €)[2]	**1.20**	1.11	8.1%		
Diluted earnings per share from continuing operations (in €)[2]	**1.12**	1.03	8.9%		
Basic earnings per share from continuing and discontinued operations (in €)[2]	**1.20**	1.17	2.5%		
Diluted earnings per share from continuing and discontinued operations (in €)[2]	**1.12**	1.09	3.3%		

Rounding differences may arise in percentages and totals.
1) Restated due to application of IAS 32.
2) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Consolidated Statement of Cash Flows € in millions

	Nine Months 2006	Nine Months 2005
Operating activities:		
Income before taxes	709	645
Adjustments for:		
Depreciation and amortization	149	75
Unrealized foreign exchange losses/(gains), net	20	(16)
Interest income	(32)	(18)
Interest expense	142	53
Losses on sale of property, plant and equipment, net	3	2
Operating profit before working capital changes	990	741
Increase in receivables and other current assets	(353)	(538)
Decrease/(Increase) in inventories	155	(72)
(Decrease)/Increase in accounts payable and other current liabilities	(372)	272
Cash provided by operations	421	402
Interest paid	(121)	(50)
Income taxes paid	(194)	(133)
Net cash provided by continuing operating activities	105	218
Net cash used in discontinued operating activities	–	(29)
Net cash provided by total operating activities	105	189
Investing activities:		
Purchase of goodwill and other intangible assets	(60)	(13)
Proceeds from sale of other intangible assets	5	3
Purchase of property, plant and equipment	(124)	(113)
Proceeds from sale of property, plant and equipment	7	19
Acquisition of minority shareholders	(32)	–
Acquisition of subsidiaries net of cash acquired	(2,650)	–
Decrease in short-term financial assets	28	15
Decrease/(Increase) in investments and other long-term assets	12	(51)
Interest received	32	18
Net cash used in investing activities	(2,784)	(122)
Financing activities:		
Increase in long-term borrowings	1,456	215
Dividend of adidas AG	(66)	(60)
Dividends to minority shareholders	(4)	(3)
Exercised share options	7	9
Decrease in short-term borrowings	–	(186)
Net cash provided by/(used in) financing activities	1,392	(24)
Effect of exchange rates on cash	(14)	13
(Decrease)/Increase in cash and cash equivalents	(1,301)	56
Cash and cash equivalents at beginning of year	1,525	196
Cash and cash equivalents at end of period	224	252

Rounding differences may arise in percentages and totals.

Consolidated Statement of Changes in Equity € in millions

	Share capital	Capital reserve	Cumulative translation adjustments	Hedging reserve	Other comprehensive income	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2004	**117**	**85**	**(133)**	**(46)**	**(11)**	**1,531**	**1,544**	**20**	**1,564**
Net income recognized directly in equity			38	102	(8)		132	2	134
Net income						386	386	7	394
Total recognized income and expense for the period			**38**	**102**	**(8)**	**386**	**518**	**10**	**528**
Dividend payment						(60)	(60)	(3)	(62)
Exercised share options	0	9					10		10
Reclassifications of minorities in acccordance with IAS 32						2	2		2
Balance at September 30, 2005	**118**	**94**	**(95)**	**57**	**(19)**	**1,860**	**2,014**	**27**	**2,041**
Balance at December 31, 2005	**130**	**731**	**(58)**	**46**	**(19)**	**1,854**	**2,684**	**28**	**2,712**
Net income recognized directly in income			(154)	(58)	2		(211)	(2)	(212)
Net income						469	469	13	483
Total recognized income and expense for the period			**(154)**	**(58)**	**2**	**469**	**259**	**12**	**270**
Dividend payment						(66)	(66)	(4)	(70)
Increase share capital due to share split	73	0				(73)	0	0	0
Conversion of convertible bonds		0					0	0	0
Exercised share options	0	6					7		7
Acquisition of shares from minority shareholders							0	(32)	(32)
Acquisition of Reebok – minority shareholders							0	4	4
Reclassifications of minorities in acccordance with IAS 32						1	1		1
Balance at September 30, 2006	**203**	**737**	**(212)**	**(12)**	**(18)**	**2,185**	**2,885**	**7**	**2,892**

Rounding differences may arise in percentages and totals.

Consolidated Statement of Recognized Income and Expense € in millions

	Sep. 30 2006	Sep. 30 2005
Net (loss)/gain on cash flow hedges, net of tax	**(56)**	106
Net loss on net investments in foreign subsidiaries, net of tax	**(1)**	(4)
Actuarial gains/(losses) of defined benefit plans, net of tax	**1**	(9)
Expenses recognized for share option plans, net of tax	**0**	1
Currency translation	**(156)**	41
Net income recognized directly in equity	**(212)**	134
Income after taxes	**483**	394
Total income and expense recognized in the financial statements	**270**	528
Attributable to shareholders of adidas AG	**259**	518
Attributable to minority interests	**11**	10

Rounding differences may arise in percentages and totals.

Notes to Consolidated Interim Financial Statements (IFRS) As at September 30, 2006

1 ::: Basis of Preparation

The unaudited consolidated interim financial statements of adidas AG (formerly adidas-Salomon AG) and its subsidiaries (collectively the "Group") for the first nine months ending September 30, 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at September 30, 2006.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2005 and are in line with IAS 34 "International Accounting Standard No. 34 – Interim Financial Reporting". The interim financial statements also comply with GAS 6 "German Accounting Standard No. 6 – Interim Financial Reporting".

As of January 1, 2006, the Company adopted the amendments to IAS 39. It is believed that this standard will not have a material impact on the Group's financial position, results of operations or cash flows. All other amendments and new IFRS effective from January 1, 2006, are not relevant to the Group's operations. The Group is currently analyzing the potential impacts of new and revised standards that will be effective for financial years after December 31, 2006.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements. The notes contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first nine months ending September 30, 2006 are not necessarily indicative of results to be expected for the entire year.

2 ::: Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas and Reebok brand sales account for over 90% of the Group's net sales, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 ::: Acquisitions of Subsidiaries

The adidas Group assumed full ownership of its subsidiary in India, adidas India Marketing Private Ltd., New Delhi (India), by purchasing the remaining 8.6% of shares effective January 17, 2006 for an amount of € 2 million.

Effective January 31, 2006, the adidas Group assumed control of Reebok International Ltd., Canton, Massachusetts (USA), with all its direct and indirect shareholdings. The purchase price for 100% of the shares of Reebok International Ltd. was US$ 3.8 billion (€ 3.2 billion), fully paid in cash.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's Net Assets at the Acquisition Date € in millions

	Carrying Amount	Purchase Price Allocation	Fair Value
Cash and cash equivalents	543	–	543
Accounts receivable	516	–	516
Inventories	391	45	436
Other current assets	138	(7)	131
Property, plant and equipment, net	278	(31)	247
Other intangible assets, net	17	1,745	1,762
Long-term financial assets	–	4	4
Deferred tax assets	302	(2)	300
Other non-current assets	16	–	16
Borrowings	(506)	–	(506)
Accounts payable	(109)	–	(109)
Income taxes	(48)	–	(48)
Accrued liabilities and provisions	(306)	(74)	(380)
Other current liabilities	(197)	–	(197)
Pensions and similar obligations	–	(6)	(6)
Deferred tax liabilities	(92)	(559)	(651)
Other non-current liabilities	(2)	–	(2)
Minority interests	(4)	–	(4)
Net assets	**937**	**1,115**	**2,052**
Goodwill arising on acquisition			1,141
Purchase price settled in cash			**3,193**
Cash and cash equivalents acquired			543
Cash outflow on acquisition			**2,650**

The fair values of the identifiable assets and liabilities are determined only provisionally as the valuation process has not yet been finalized. Final allocation of the purchase price and the resulting goodwill will be completed in accordance with IFRS in the twelve-month period following transaction closing. Therefore, reported amounts may be subject to deviations.

Effective September 1, 2006, the adidas Group assumed full ownership of its brand adidas subsidiary in Korea, adidas Korea Ltd., Seoul (Korea), by purchasing the remaining 49% of shares for an amount of € 30 million.

4 ::: Discontinued Operations

On May 2, 2005, the Group announced the divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was formally completed on October 19, 2005, with effect from September 30, 2005.

Analysis of the result of discontinued operations € in millions

	Nine Months 2005
Net sales	360
Expenses	381
Income from discontinued operations before taxes	**(21)**
Income taxes	(2)
Income from discontinued operations after taxes	**(19)**
Gain/(loss) recognized on the measurement to fair value less cost to sell	(10)
Income taxes	9
Gain/(loss) recognized on the measurement to fair value less cost to sell, net of tax	**(18)**
Income from discontinued operations, net of tax	**(37)**
Basic earnings per share from discontinued operations (€)[1]	(0.20)
Diluted earnings per share from discontinued operations (€)[1]	(0.19)

1) Figures adjusted for 1:4 share split conducted on June 6, 2006.

During the first nine months of 2005, discontinued operations used cash in investing activities in an amount of € 9 million and provided cash by financing activities in an amount of € 1 million.

The related assets and liabilities have been classified as held for sale.

Assets/Liabilities Classified as Held for Sale € in millions

	Sep. 30 2005
Accounts receivable and other current assets	222
Inventories	222
Fixed assets	189
Other non-current assets	30
Assets classified as held for sale	**663**
Accounts payable and other current liabilities	74
Accrued liabilities and provisions	70
Pensions and similar obligations	12
Other non-current liabilities	3
Liabilities classified as held for sale	**159**

5 ::: Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period. Due to the share split, conducted in June 2006, all numbers of shares have been restated by multiplying by four.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the end of December 2004.

Earnings Per Share

	Nine Months 2006	Nine Months 2005
Net income attributable to shareholders (€ in millions)	469	386
Weighted average number of shares	203,337,185	183,866,908
Basic earnings per share (€)	**2.31**	**2.10**
Net income attributable to shareholders (€ in millions)	469	386
Interest expense on convertible bond (net of taxes) (€ in millions)	9	8
Net income used to determine diluted earnings per share (€ in millions)	**478**	**394**
Weighted average number of shares	203,337,185	183,866,908
Weighted share options	342,395	443,452
Assumed conversion convertible bond (weighted)	15,685,374	15,686,275
Weighted average number of shares for diluted earnings per share	**219,364,954**	**199,996,635**
Diluted earnings per share (€)	**2.18**	**1.97**

For the calculation of earnings per share from continuing and discontinued operations, the weighted average number of shares as presented above has been used.

6 ::: Segmental Reporting

In comparison to the 2005 *Annual* Report *there is a new separate segment* for the acquired Reebok business which includes the brands Reebok, Rockport, CCM, Koho, Jofa and Rbk Hockey. Additionally, the TaylorMade-adidas Golf segment includes the Greg Norman brand.

Financial information in accordance with the management approach is presented on pages 38 – 39 of this report.

7 ::: Shareholders' Equity

In January 2006, the nominal capital of adidas AG was increased by a further € 141,568 as a result of the exercise of 55,300 stock options and the issuance of 55,300 no-par-value bearer shares associated with the thirteenth exercise period of Tranche I (1999), the eleventh exercise period of Tranche II (2000), the eighth exercise period of Tranche III (2001), the fifth exercise period of Tranche IV (2002) and the second exercise period of Tranche V (2003) of the Management Share Option Plan of adidas AG (MSOP). Furthermore, in May 2006, the nominal capital was increased by € 1,960 due to the conversion of one bond of the convertible bond into 490 no-par-value shares of adidas AG. After registration of the increase of the nominal capital without the issuance of new shares, resolved upon by the Annual General Meeting held on May 11, 2006, the share split (at a ratio of 1 to 4) was finalized on the Frankfurt Stock Exchange on June 6, 2006. Thereafter, on July 7, 2006, following the expiration of the fourteenth exercise period of Tranche I (1999), the twelfth exercise period of Tranche II (2000), the ninth exercise period of Tranche III (2001), the sixth exercise period of Tranche IV (2002) and the third exercise period of Tranche V (2003) of the Management Share Option Plan, an additional 226,680 no-par-value bearer shares were issued. Accordingly, the nominal capital of adidas AG increased by € 226,680 to a total of € 203,496,860, divided into 203,496,860 no-par-value bearer shares. At September 30, 2006, the nominal capital of adidas AG therefore amounted to € 203,496,860, divided into 203,496,860 no-par-value bearer shares.

8 ::: Subsequent Events

Following the expiration of the tenth exercise period of Tranche III (2001), the seventh exercise period of Tranche IV (2002) and the fourth exercise period of Tranche V (2003) of the Management Share Option Plan, an additional 40,000 no-par-value bearer shares were issued effective October 9, 2006. Accordingly, the nominal capital of adidas AG increased by € 40,000 to a total of € 203,536,860, divided into 203,536,860 no-par-value bearer shares.

On October 24, 2006, the planned divestiture of the Greg Norman Collection (GNC) apparel business to MacGregor Golf Company was announced. The transaction excludes existing GNC-related retail outlet operations and is expected to be completed by the end of 2006. The Greg Norman Collection apparel business is part of the TaylorMade-adidas Golf segment and does not represent a separate major line of business.

Herzogenaurach, November 9, 2006 ::: The Executive Board of adidas AG

Segmental Information by Brand € in millions

	Nine Months 2006	Nine Months 2005	Change	**3rd Quarter 2006**	3rd Quarter 2005	Change
adidas						
Net sales	**5,248**	4,545	15.5%	**1,941**	1,729	12.2%
Gross profit	**2,462**	2,081	18.3%	**925**	797	16.0%
Gross margin	**46.9%**	45.8%	1.1pp	**47.7%**	46.1%	1.6pp
Operating profit	**778**	674	15.5%	**365**	324	12.7%
Reebok[1]						
Net sales	**1,828**	–	–	**778**	–	–
Gross profit	**636**	–	–	**283**	–	–
Gross margin	**34.8%**	–	–	**36.4%**	–	–
Operating profit	**71**	–	–	**58**	–	–
TaylorMade-adidas Golf[2]						
Net sales	**658**	528	24.7%	**194**	177	9.7%
Gross profit	**289**	241	20.0%	**85**	78	9.1%
Gross margin	**44.0%**	45.7%	(1.7pp)	**43.7%**	43.9%	(0.2pp)
Operating profit	**50**	39	28.8%	**15**	9	58.1%
HQ/Consolidation						
Net sales	**101**	41	145.4%	**36**	18	101.3%
Gross profit	**131**	160	(17.7%)	**34**	59	(42.8%)
Operating profit	**(70)**	(40)	(74.3%)	**(29)**	(18)	(62.3%)
Total continuing operations						
Net sales	**7,836**	5,115	53.2%	**2,949**	1,924	53.3%
Gross profit	**3,518**	2,481	41.8%	**1,327**	934	42.1%
Gross margin	**44.9%**	48.5%	(3.6pp)	**45.0%**	48.5%	(3.5pp)
Operating profit	**829**	672	23.3%	**409**	315	29.7%
Discontinued operations						
Net sales	**–**	360	(100.0%)	**–**	187	(100.0%)
Gross profit	**–**	137	(100.0%)	**–**	82	(100.0%)
Gross margin	**–**	38.2%	(38.2pp)	**–**	44.2%	(44.2pp)
Operating profit	**–**	(20)	100.0%	**–**	33	(100.0%)
Total						
Net sales	**7,836**	5,474	43.1%	**2,949**	2,111	39.7%
Gross profit	**3,518**	2,619	34.3%	**1,327**	1,017	30.5%
Gross margin	**44.9%**	47.8%	(2.9pp)	**45.0%**	48.2%	(3.2pp)
Operating profit	**829**	652	27.2%	**409**	348	17.4%

Rounding differences may arise in percentages and totals.
1) Only includes eight months of the nine-month period.
2) 2006 figures include Greg Norman apparel business.

Rule 12g3-2(b) File No. 082-04278

Segmental Information by Region € in millions

	Nine Months 2006[1]	Nine Months 2005	Change in %	3rd Quarter 2006[1]	3rd Quarter 2005	Change in %
Europe						
Net sales	**3,339**	2,537	31.6	**1,335**	968	37.9
North America						
Net sales	**2,492**	1,203	107.2	**900**	446	101.9
Asia						
Net sales	**1,494**	1,111	34.6	**530**	402	31.8
Latin America						
Net sales	**375**	231	62.3	**133**	95	39.9
HQ/Consolidation						
Net sales	**136**	33	310.4	**50**	13	297.9
Total continuing operations						
Net sales	**7,836**	5,115	53.2	**2,949**	1,924	53.3
Discontinued operations						
Net sales	**–**	360	(100.0)	**–**	187	(100.0)
Total						
Net sales	**7,836**	5,474	43.1	**2,949**	2,111	39.7

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Executive Board

Herbert Hainer
Chairman and Chief Executive Officer

Glenn Bennett
Global Operations

Robin J. Stalker
Chief Financial Officer

Erich Stamminger
adidas Brand President and Chief Executive Officer

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

1) Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2005 annual report and at www.adidas-Group.com.

Rule 12g3-2(b) File No. 082-04278

Financial Calendar 2006/2007

March 2, 2006
2005 Full Year Results ::: Analyst and press conferences ::: Press release, conference call and webcast

April 11, 2006
Investor Day – adidas Group Strategy and Brand Positioning ::: Webcast

May 9, 2006
First Quarter 2006 Results ::: Press release, conference call and webcast

May 11, 2006
Annual General Meeting in Fürth (Bavaria), Germany ::: Webcast

May 12, 2006
Dividend paid

August 9, 2006
First Half 2006 Results ::: Press release, conference call and webcast

November 9, 2006
Nine Months 2006 Results ::: Press release, conference call and webcast

March 7, 2007
2006 Full Year Results ::: Analyst and press conferences ::: Press release, conference call and webcast

May 8, 2007
First Quarter 2007 Results ::: Press release, conference call and webcast

May 10, 2007
Annual General Meeting in Fürth (Bavaria), Germany ::: Webcast

May 11, 2007
Dividend paid[1)]

August 8, 2007
First Half 2007 Results ::: Press release, conference call and webcast

November 8, 2007
Nine Months 2007 Results ::: Press release, conference call and webcast

1) Subject to Annual General Meeting approval

adidas Group
Adi-Dassler-Str. 1 ::: 91074 Herzogenaurach ::: Germany
Tel: +49(0)9132 84-0 ::: Fax: +49(0)9132 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49(0)9132 84-2920 / 3584 ::: Fax: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Group.com/investors

adidas is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas publications, please see our corporate website.

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